SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [  ]
Securities Act Rule 802 (Exchange Offer) [  ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [X]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [  ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [  ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [  ]

Telstra Corporation Limited

(Name of Subject Company)

Australia
(Jurisdiction of Subject Company’s Incorporation or Organization)

Telstra Corporation Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
American Depositary Shares
(Title of Class of Subject Securities)

87969N204 (Ordinary Shares)
87969N204 (American Depositary Receipts)
(CUSIP Number of Class of Securities)

Douglas Gration, Company Secretary
Telstra Corporation Limited
242 Exhibition Street
Melbourne, Victoria 3000
AUSTRALIA
Telephone: +61 3 9631 1111
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
125 Broad St
New York, New York 10004

October 25, 2004
(Date Tender Offer/Rights Offering Commenced)

Part I — Home Jurisdiction Documents

Attachments:

(A)	Telstra Buy-Back Tender Booklet

(B)	TESOP Letter for Telstra Employees

(C)	Explanatory letter to holders of American Depositary Shares

Part II — Information not required to be sent to Security Holders

Exhibits:

(1)	Australian Stock Exchange Announcement dated September 27, 2004

(2)	Telstra Annual Report 2004

(3)	Telstra Annual Review 2004

Part III — Consent to Service of Process

Telstra Corporation Limited is furnishing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed and Sealed on behalf of Telstra Corporation Limited

By:		/s/ Douglas Gration

	Name:	Douglas Gration
	Title:	Company Secretary

Exhibit Index

Exhibit No.	Document

A	Telstra Buy-Back Tender Booklet

B	TESOP Letter for Telstra Employees

C	Explanatory letter to holders of American Depositary Shares

99.1	Australian Stock Exchange Announcement dated September 27, 2004

99.2	Telstra Annual Report 2004

99.3	Telstra Annual Review 2004

Telstra Corporation Limited(ABN 33 051 775 556)

Telstra Buy-Back Tender 2004

THIS IS AN IMPORTANT DOCUMENT

If you are in any doubt as to the action you should take, please consult as professional adviser.

Key information about the Buy-Back

This booklet provides details of the $750 million share buy-back recently announced by Telstra. The booklet has been prepared to assist you in making an informed decision whether or not to participate in the off-market share buy-back.

The Buy-Back is an opportunity for you to offer to sell some or all of your Shares to Telstra. If you do not wish to participate in the Buy-Back, you do not need to take any action.

Key details

Tender range	$4.05 to $4.65
Capital component	$1.50
% of dividend component that will be fully franked	100%

Important dates

October 2004

Friday, 1 October	Shares quoted ex-entitlement to participate in the Buy-Back on the ASX Shares acquired on the ASX on or after this date will not confer an entitlement to participate in the Buy-Back
Friday, 8 October	Determination of shareholders entitled to participate in the Buy-Back (Buy-Back record date)
Monday, 11 October	Shares quoted ex-entitlement to participate in the Buy-Back on the NZX
Wednesday, 20 October	Telstra First Quarter Market Update
Monday, 25 October	Tender Period opens
Thursday, 28 October	Annual General Meeting
Friday, 29 October	Payment date for 2003/2004 final dividend

November 2004

Friday, 12 November	Tender Period closes. Tenders must be received by the Telstra Share Registry no later than 7pm in Australia or New Zealand
Monday, 15 November	Announcement of the Buy-Back Price and the number of Shares bought back
Tuesday, 23 November	Payment by direct credit and mailing of notices commences to successful participants

Telstra does not anticipate changing any of these dates. However, it reserves the right to vary them (including, without limitation, the Closing Date and the Buy-Back Date), without notifying you.

Telstra Buy-Back Tender 2004

Key points

•	The Buy-Back Price may be lower than the price at which you may be able to sell your Shares on-market through the ASX. Telstra expects the Buy-Back Price to be toward the bottom end of the tender range.

•	If your Shares are bought back, part of the Buy-Back Price will be a fully franked dividend.

•	Many shareholders who successfully participate in this Buy-Back will be able to realise a capital loss that can be offset against a capital gain. This is because under the Buy-Back the price at which you will be deemed to have sold your Shares, for CGT purposes, may be less than the price at which you purchased them at (ie. your cost base). Please refer to the tax table in section 2.6 of this booklet and the tax calculator which can be accessed at www.telstra.com.au/communications/shareholder/buyback.cfm for examples of your potential tax consequences.

•	A scale back means that successful Tenders may not be bought back in full because of the excess of shareholders wanting to participate in the Buy-Back, at the given Buy-Back Price. It may apply if the total number of Shares tendered at and below the Buy-Back Price and as Final Price Tenders is more than the total number of Shares Telstra wishes to buy back.

•	It is currently not known whether the Commonwealth will participate in this year’s buy-back. The Commonwealth did not participate in the 2003 Buy-Back.

•	All shareholders with an entitled registered holding on 24 September 2004 will receive the 2003/2004 final dividend.

Telstra Buy-Back enquiry line

If you have any questions after reading this document, please call the Telstra Buy-Back enquiry line.

Australian register	New Zealand register
8.30am to 5.30pm, Monday to Friday	8.30am to 5.30pm, Monday to Friday
Melbourne time	New Zealand time
1300 305 385 (within Australia)	0800 835 7872 (within New Zealand)
+61 (3) 9615 9199 (outside Australia)	+64 (3) 308 8887 (outside New Zealand)

Telstra Corporation Limited

Key information about the Buy-Back

Main differences to Telstra’s 2003 buy-back

Aspect	Comment	Reference
Size of Buy-Back	This year Telstra is targeting to buy back approximately $750 million worth of Shares, compared to $1 billion last year.	Chairman’s letter

Capital loss under the Buy-Back	A new Tax Determination has been issued by the Commissioner of Taxation under which the capital loss that may arise for shareholders as a result of selling their Shares in the Buy-Back may be reduced. This reduction is the amount (if any) by which the Capital Gains Tax Value exceeds the Buy-Back Price.	Section 2.1

Priority Tender	The Priority Tender amount has been increased from 400 last year to 600 this year, as a way of further reducing the impact of a scale back on smaller shareholders.	Section 1.15

What to do?

It is your choice whether you participate in the Buy-Back or not. To ensure that you make an informed decision, you should read through this booklet and consider the details carefully.

☑	If you DO choose to participate

Refer to section 1.22 for details on how to participate.

•	You can choose the lowest price in the range $4.05 to $4.65 at which you wish to have your Shares bought back (your Tender Price).

•	If your Shares are bought back, part of the Buy-Back Price will be a fully franked dividend.

•	If the Buy-Back Price is higher than your Tender Price, you will receive the higher Buy-Back Price for each Share bought back.

•	You will not have to appoint a stockbroker to sell your Shares.

•	If the Buy-Back Price is less than your Tender Price, you will keep your Shares.

☒	If you DO NOT choose to participate

You do not need to take any action.

•	The number of Shares you hold will not change, but you will hold a slightly higher percentage of the total Shares in Telstra.

•	You will receive a slightly larger share of any dividends the Telstra Board declares in the future.

•	You will benefit from any improvement in Telstra’s earnings per share and return on equity.

There is a glossary at the back of this booklet (section 6.1) that identifies important definitions used in this document. Examples of completed Tender Forms are also provided in section 5 of this booklet to assist you in completing your own Tender Form.

Contents

Telstra Buy-Back Tender 2004

Telstra Corporation Limited

Chairman’s Letter

Donald McGauchie AO Chairman

Dear shareholder,

On behalf of the Board of Directors, I am pleased to present the next step in Telstra’s ongoing capital management program — an off-market share buy-back of around $750 million.

We announced in June this year that Telstra expects to return $1.5 billion to shareholders each year for the next three years, through special dividends and/or share buy-backs, subject to maintaining the Board’s target financial parameters.

In August, we announced the intention to pay a special dividend of six cents per share, fully franked, to shareholders with the interim ordinary dividend in fiscal 2005, and to undertake an off-market share buy-back of around $750 million.

This booklet has been prepared to assist you in making an informed decision on whether or not to participate in the Buy-Back.

The decision to return capital to shareholders is founded on our strong financial settings and confidence in our future performance. Future cash flows from operations are expected to remain robust.

The high level of interest in our 2003 buy-back, and overall shareholder feedback was a key consideration in deciding on this year’s capital management program. Last year we returned approximately $1.0 billion to shareholders through our first off-market share buy-back. A total of 238.2 million shares were bought back at $4.20 per share, representing approximately 3.7 per cent of Telstra’s non-Commonwealth owned issued capital. Strong shareholder support for the initiative meant that the 2003 buy-back was two and a half times oversubscribed at the $4.20 price, resulting in a scale back of approximately 65.6 per cent. The Commonwealth did not participate in the 2003 buy-back.

This year’s Buy-Back is similar to our 2003 buy-back. However, there are some differences that you should be aware of, including:

•	The tender price range is $4.05 to $4.65, with 7 specified prices to choose from;

•	The opportunity for smaller shareholders to sell their shares into the Buy-Back has been enhanced; and

•	There is a new Taxation Determination under which the capital loss that may arise as a result of selling your shares in the Buy-Back may be reduced.

Full details of the Buy-Back are explained in this booklet. As with Telstra’s 2003 buy-back, for shareholders who sell their shares under the Buy-Back, the Buy-Back price includes a fully franked dividend. For shareholders who decide to retain their shares, the Buy-Back is expected to increase earnings per share.

You do not need to take any action if you do not wish to participate in the Buy-Back. However, I encourage you to read through this booklet and consider the details carefully, so that you can make an informed decision. If you have any doubt as to the action you should take, then I recommend you consult a professional adviser.

Yours sincerely

Donald McGauchie AO
Chairman

Telstra Buy-Back Tender 2004

Eligibility to participate and the process

Eligibility to participate

You are eligible to participate in the Buy-Back if Shares are registered in your name on Friday,8 October 2004 and, in accordance with the ASTC Settlement Rules, the Shares confer an entitlement to receive this Invitation.

All shareholders on the Australian register

Issuer Sponsored Holders

If you wish to participate in the Buy-Back, please complete and sign the enclosed orange Tender Form and send it to:

If sending by mail from within Australia Telstra Buy-Back Tender Reply Paid 78462 Melbourne VIC 8060	OR	If delivering in person Telstra Share Registry C/- ASX Perpetual Registrars Limited Level 4, 333 Collins Street Melbourne VIC 3000

from outside Australia Telstra Share Registry Locked Bag 5100 Melbourne VIC 8060 Australia

so that it is received no later than 7pm Melbourne time on Friday, 12 November 2004.

If you have any questions about completion and processing of your Tender Form, please contact the Telstra Buy-Back enquiry line on 1300 305 385 within Australia or +61 (3) 9615 9199 if you are calling from outside Australia. Otherwise, please contact a professional adviser.

CHESS Holders

If you have a CHESS Holding and you wish to participate in the Buy-Back, contact your controlling participant (normally your broker) in sufficient time for them to process your Tender no later than 7pm Melbourne time on Friday, 12 November 2004. The name of your controlling participant as at Friday, 8 October 2004 is printed on the top right of the enclosed red Tender Form. You should check with your controlling participant if they require you to return the Tender Form enclosed with this booklet to them. Do not send your red Tender Form to the Telstra Share Registry.

All shareholders on the New Zealand register

If you hold Shares on the New Zealand register of Telstra, you should refer to section 1.22 for details on how to submit your Tender.

Telstra Corporation Limited

1.	Details of the Buy-Back and tender process

This booklet invites you to tender your Shares to Telstra in the Buy-Back. It sets out the terms of the Buy-Back and other information to assist you in making an informed decision whether to participating in the Buy-Back.

Telstra Buy-Back Tender 2004

This Invitation does not constitute or give rise to a legally binding offer capable of your acceptance. If you tender your Shares in the Buy-Back, you make a formal offer to sell those Shares on the terms and conditions set out in the Buy-Back Documents. If Telstra accepts your Tender, a Buy-Back Contract is formed and your tendered Shares will be sold to Telstra on those terms and conditions.

1.1	What is a buy-back?

A buy-back occurs where a company buys back its own shares. The shares bought back are cancelled, reducing the number of shares the company has on issue.

1.2	Why is Telstra implementing another buy-back?

Telstra has decided to implement another buy-back because it is expected to provide value to remaining shareholders through enhancements to earnings per share and return on equity and it will enable Telstra to maintain a more efficient capital structure.

The Buy-Back is being undertaken as part of the Board’s program of capital management announced on 21 June 2004 and reflects Telstra’s sound financial settings. Telstra’s strong cash flows and balance sheet provide the company flexibility in pursuing new capital investments and bolt-on acquisitions whilst increasing returns to shareholders through capital management initiatives. The Telstra Board believes that the Buy-Back has benefits for all shareholders, whether or not they participate in it.

1.3	What are the advantages of a tender process?

Telstra is conducting the Buy-Back by way of a tender process.

The advantages of the tender process include the following:

•	participation in the Buy-Back is optional and shareholders have maximum flexibility to tailor their participation to suit their own circumstances.

You are able to:

–	choose whether to tender your Shares in the Buy-Back;

–	choose how many (if any) Shares to tender; and

–	choose your Tender Price;

•	your Tender Price is the lowest price you will receive for each Share bought back. If the Buy-Back Price is higher than your Tender Price, you will receive the higher Buy-Back Price. Under no circumstances will you receive less than your Tender Price for each Share bought back;

•	all eligible shareholders have an equal opportunity to participate in the Buy-Back;

•	the Buy-Back will enable Telstra to pay a fully franked dividend as part of the Buy-Back Price; and

•	shareholders do not have to appoint a stockbroker to sell their Shares in the Buy-Back.

Further details of the tender process are set out in sections 1.9 — 1.18.

1.4	Am I entitled to tender Shares in the Buy-Back?

You are entitled to tender Shares which are registered in your name on Friday, 8 October 2004 and which, in accordance with the ASTC Settlement Rules, confer an entitlement to participate in the Buy-Back. Shares acquired on the ASX on or after Friday, 1 October 2004 do not confer an entitlement to participate in the Buy-Back.

The maximum number of Shares you are entitled to tender in the Buy-Back is set out on the personalised Tender Form enclosed with this booklet. If you hold TESOP 97 Shares or TESOP 99 Shares on Friday, 8 October 2004 and repay your relevant TESOP Loan by 5pm Friday, 5 November 2004, then the maximum number of Shares you are entitled to tender in the Buy-Back may be higher (see section 1.5).

1.5	Am I entitled to tender TESOP Shares in the Buy-Back?

If you are a current or former employee of the Telstra Group and you hold TESOP 97 Shares or TESOP 99 Shares, you are entitled to participate in the Buy-Back in respect of those Shares if you:

(a) are on the TESOP sub-register on Friday, 8 October 2004; and

(b) ensure the Telstra Share Registry receives a cheque for repayment of your TESOP Loan for either your TESOP 97 Shares or your TESOP 99 Shares (or both) by 5pm, Friday, 5 November 2004 so that you exit the relevant TESOP Scheme(s).

For further information on participation in the Buy-Back in respect of your TESOP Shares, please refer to the TESOP Participation Letter sent to you with this booklet.

Telstra Corporation Limited

1.	Details of the Buy-Back and tender process

If you have not yet received a TESOP Participation Letter and you are interested in participating in the Buy-Back, or if you have any other queries about tendering your TESOP Shares, please contact the TESOP enquiry line on 1300 303 199 (within Australia) and + 61 (3) 9615 9889 (outside Australia).

1.6	Do I have to tender my Shares?

Participation in the Buy-Back is entirely at your discretion. If you do not wish to participate, you do not have to do anything and the number of Shares you hold will not change as a result of the Buy-Back.

1.7	What does the Buy-Back mean for me if I do not participate?

If you choose not to participate, you will hold a slightly larger percentage of the total Shares in Telstra after the Buy-Back is completed. As a result, and unless you subsequently sell some of your Shares, you will receive a slightly larger share of the total amount of any dividends declared by the Telstra Board in the future. You will also benefit from any improvement in earnings per share and return on equity.

1.8	Will the Commonwealth participate in the Buy-Back?

At the time Telstra released the full details of the Buy-Back (27 September 2004), it was not clear whether the Commonwealth would participate in the Buy-Back. The Commonwealth did not participate in the 2003 Buy-Back.

1.9	What price will Telstra pay to buy back my Shares?

The Buy-Back Price will be the lowest price in the specified range of $4.05 to $4.65 at which there is sufficient shareholder demand via the tender process for Telstra to buy back the targeted $750 million worth of Shares. It could be as low as $4.05 or as high as $4.65 per Share, but it should not exceed the Capital Gains Tax Value. The top of the range is equal to and the bottom of the range represents a 12.9% discount to Telstra’s closing price of $4.65 on 24 September 2004 (the last trading day prior to announcement of full details of the Buy-Back).

You will be paid the Buy-Back Price for each of your Shares that are bought back, even if your Tender Price is below the Buy-Back Price.

The Capital Gains Tax Value is a price used by the Commissioner of Taxation to determine for capital gains tax purposes the market value of the relevant Shares when the Buy-Back occurs.The Commissioner of Taxation has indicated that for the purposes of the Buy-Back the Capital Gains Tax Value will be determined as $4.85 adjusted for movements in the S&P/ASX200 Index from the commencement of trading on 12 August 2004 to the close of trading on the day the Buy-Back closes.

Further information on the Capital Gains Tax Value is set out in section 2.

1.10	What is a Final Price Tender?

Final Price Tenders are designed to make it easier for retail shareholders to successfully participate in the Buy-Back.

If you wish to increase the likelihood that your Shares will be bought back, you can submit a ‘Final Price Tender’. If you submit a Final Price Tender, you are willing to sell your Shares at the Buy-Back Price, whatever it is determined to be under the tender process. You should understand that submitting a Final Price Tender means you will definitely sell some or all of your Shares at a price that could be anywhere in the range of $4.05 to $4.65 per Share. Final Price Tenders will only be scaled back if the total number of Shares tendered at the lowest price in the range and as Final Price Tenders is more than Telstra determines to buy back.

1.11	How will I know what the Buy-Back Price is?

Telstra will announce the Buy-Back Price to the ASX on completion of the Buy-Back, after the details of all Tenders are assessed. The proposed date of announcement is Monday, 15 November 2004. You can access the announcement from the Investor relations section of the Telstra website (www.telstra.com.au/communications/ shareholder/buyback.cfm) or from the ASX website (www.asx.com.au).

1.12	Will all the Shares I tender be bought back?

Telstra intends to buy back around $750 million worth of Shares (approximately 1.5% of issued capital, assuming a $4.051 Buy-Back Price).

1 $4.05 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.9 for an explanation of how the Buy-Back Price will be determined.

Telstra Buy-Back Tender 2004

The success of your Tender will depend on your Tender Price, the size and price of Tenders lodged by other shareholders and the total number of Tenders Telstra accepts.

How will Telstra determine successful Tenders?

If you tender your Shares at a price above the Buy-Back Price, your Tender will be rejected and your Shares will not be bought back.

If you tender your Shares at or below the Buy-Back Price, or as a Final Price Tender, your Tender will be successful and your Shares tendered at or below that price or as a Final Price Tender will be bought back, subject to any scale back.

When may a scale back apply?

A scale back may apply if the total number of Shares tendered at and below the Buy-Back Price and as Final Price Tenders is more than the total number of Shares Telstra determines to buy back.

1.13	How will the scale back mechanism work?

If the Buy-Back Price is $4.05 (bottom of the tender range)

If the Buy-Back Price is $4.05 and Telstra determines that a scale back is required for successful tenders:

(a)	Tenders above the Buy-Back Price will be rejected;

(b)	a number of Shares known as the Priority Allocation (see section 1.14 below) will be bought back from each shareholder who tendered Shares at $4.05 and/or as a Final Price Tender. If the shareholder tendered Shares equal to or less than the Priority Allocation at $4.05 and/or as a Final Price Tender then all of those Shares will be bought back;

(c)	Priority Tenders (see section 1.15 below) will be accepted in full; and

(d)	the balance of Tenders at $4.05 and Final Price Tenders (other than Priority Tenders), will be scaled back on a pro rata basis.

If the Buy-Back Price is $4.15 or higher

If the Buy-Back Price is $4.15 or higher and Telstra determines that a scale back is required for successful tenders:

(a)	Tenders above the Buy-Back Price will be rejected;

(b)	Tenders below the Buy-Back Price and Final Price Tenders, will be accepted in full;

(c)	a number of Shares known as the Priority Allocation (see section 1.14 below) will be bought back from each shareholder who tendered Shares at the Buy-Back Price. If the shareholder tendered Shares equal to or less than the Priority Allocation at the Buy-Back Price, then all of those Shares will be bought back;

(d)	Priority Tenders (see section 1.15 below) will be accepted in full; and

(e)	the balance of Tenders at the Buy-Back Price (other than Priority Tenders) will be scaled back on a pro rata basis.

When the scale back is calculated, all fractions will be rounded down to the nearest Share.

1.14	What is the Priority Allocation?

Before any scale back is applied, Telstra will buy back the first 400 Shares successfully tendered by shareholders or such lesser number of Shares determined to be the Priority Allocation as is required to ensure that Telstra is able to buy back only the number of Shares it determines to buy back. Telstra is offering the Priority Allocation to reduce the effect of any scale back on small shareholders.

1.15	What is a Priority Tender?

A Priority Tender is a Tender submitted by a shareholder who tenders all of their Shares at the Buy-Back Price, below the Buy-Back Price and/or as a Final Price Tender and who would have had a Small Holding (600 Shares or fewer) on completion of the Buy-Back as a result of the Priority Allocation and scale back. Priority Tenders will be accepted in full. However, if you become the registered holder of additional ordinary shares in Telstra after 8 October 2004, and you are the registered holder of more Shares at the Closing Date than you held on the Buy-Back record date, then your Tender will not be a Priority Tender and the scale back will apply to your Tender as it would to any other Tender.

1.16	How will a scale back affect my Tender?

The details of any scale back will be announced as soon as possible after the Closing Date. Telstra expects to make this announcement on Monday, 15 November 2004. You can access the announcement from the Investor relations section of the Telstra website (www.telstra.com.au/ communications/shareholder/buyback.cfm) or from the ASX website (www.asx.com.au).

Examples

As an illustration, it is assumed five shareholders with various size holdings each tender Shares into the Buy-Back. We assume two different scenarios, where the Buy-Back Price and the scale back are varied. Other than these two assumptions, the total holding, the Shares tendered and the Tender Price in each illustration are the same for each shareholder.

Telstra Corporation Limited

1.	Details of the Buy-Back and tender process

SCENARIO 1: $4.05 Buy-Back Price and 50% scale back (illustrative example only)

In scenario 1, we assume the Buy-Back Price is at the bottom of the range, ie $4.05 and there is a 50% scale back. Please be aware that this is an example only. You should not rely on $4.05 being the Buy-Back Price.

The outcome of each Tender would be as follows:

	Total holding	Shares
	of Shares	tendered	Tender Price	Outcome
Anna	20,000	5,000	$4.35	Not successful, no Shares bought back
		1,500	$4.15	Not successful, no Shares bought back
Ben	8,000	1,000	$4.15	Not successful, no Shares bought back
		7,000	$4.05	Successful, 3,700 Shares bought back
Catherine	3,000	3,000	$4.45	Not successful, no Shares bought back
David	1,000	1,000	Final Price Tender	Successful, all 1,000 Shares bought back
Emma	2,000	2,000	Final Price Tender	Successful, 1,200 Shares bought back

The outcome of each Tender is explained below, including how the scale back was applied (refer to table).

Anna tendered at prices above the Buy-Back Price so no Shares would be bought back.

Ben tendered a total of 8,000 Shares at two different prices: 1,000 Shares at $4.15 and 7,000 Shares at $4.05. The Tender submitted at $4.15 would not be successful as the Tender Price is above the Buy-Back Price. The Tender submitted at $4.05 would be successful but only 3,700 of the 7,000 Shares tendered would be bought back, as a result of the 50% scale back (see scale back table below). This is not a Priority Tender, as following the Priority Allocation and scale back, Ben would be left with more than 600 Shares.

Catherine tendered 3,000 Shares at $4.45. The Tender would not be successful as the Tender Price is above the Buy-Back Price.

David tendered 1,000 Shares as a Final Price Tender. The Tender would be successful and all 1,000 Shares would be bought back as it is a Priority Tender (see scale back table below).

Emma tendered 2,000 Shares as a Final Price Tender. As a result of the 50% scale back, Emma would have 1,200 Shares bought back. This is not a Priority Tender, as following the Priority Allocation and scale back, Emma would be left with more than 600 Shares (see scale back table below).

Scenario 1: Scale back table (illustrative example only)

	Shares tendered			Tender post
	at $4.05 and			scale back and			Shares
	Final Price	Shares subject	Scale	Priority	Shares	Priority	that are
	Tenders	to scale back[1]	back[2]	Allocation[2,3]	remaining[4]	Tender	bought back
Anna	0				Scale back not applicable
Ben	7,000	6,600	50%	3,700	3,300	NO	3,700
Catherine	0				Scale back not applicable
David	1,000	600	50%	700	300	YES	1,000
Emma	2,000	1,600	50%	1,200	800	NO	1,200

[1]	Under the Priority Allocation, the first 400 Shares (or such lesser number) are bought back from each shareholder who tenders Shares at the Buy-Back Price (including as a Final Price Tender under this scenario), before the scale back applies. For example, Ben has 6,600 Shares that are subject to scale back (7,000-400=6,600).

[2]	A scale back of 50% means 50% (ie. 100%-50%) of the Shares subject to scale back would be bought back (ignoring Priority Tenders).

[3]	When the scale back is calculated, all fractions are rounded down to the next Share.

[4]	David and Emma both tendered all of their Shares as a Final Price Tender. As a result of the scale back and Priority Allocation, David would be left with less than 600 Shares and so the Tender is a Priority Tender. On the other hand, Emma is left with more than 600 Shares (ie. 800 Shares), so the Tender is not a Priority Tender.

Telstra Buy-Back Tender 2004

SCENARIO 2: $4.15 Buy-Back Price and 25% scale back (illustrative example only)

In scenario 2, we assume the Buy-Back Price is $4.15 and there is a 25% scale back. Please be aware that this is an example only. You should not rely on $4.15 being the Buy-Back Price.

The outcome of each Tender would be as follows:

	Total holding	Shares
	of Shares	tendered	Tender Price	Outcome
Anna	20,000	5,000	$4.35	Not successful, no Shares bought back
		1,500	$4.15	Successful, 1,225 Shares bought back
Ben	8,000	1,000	$4.15	Successful, all 1,000 Shares bought back
		7,000	$4.05	Successful, all 7,000 Shares bought back
Catherine	3,000	3,000	$4.45	Not successful, no Shares bought back
David	1,000	1,000	Final Price Tender	Successful, all 1,000 Shares bought back
Emma	2,000	2,000	Final Price Tender	Successful, all 2,000 Shares bought back

The outcome of each Tender is explained below, including how the scale back was applied (refer to table).

Anna tendered a total of 6,500 Shares at two different prices: 5,000 Shares at $4.35 and 1,500 Shares at $4.15. The Tender submitted at $4.35 would not be successful as the Tender Price is above the Buy-Back Price. The Tender submitted at $4.15 would be successful but only 1,225 of the 1,500 Shares tendered would be bought back, as a result of the 25% scale back (see scale back table below). This is not a Priority Tender, as Anna did not tender all of her Shares at or below the Buy-Back Price.

Ben tendered a total of 8,000 Shares at two different prices: 1,000 Shares at $4.15 and 7,000 Shares at $4.05. The Tender submitted at $4.15 would be successful and all 1,000 Shares would be bought back as it is a Priority Tender (see scale back table below). This is a Priority Tender as following the Priority Allocation and scale back, Ben would be left with less than 600 Shares. The Tender submitted at $4.05 would also be successful as the Tender Price is below the Buy-Back Price and all 7,000 Shares would be bought back at $4.15.

Catherine tendered 3,000 Shares at $4.45.The Tender would not be successful as the Tender Price is above the Buy-Back Price.

David tendered 1,000 Shares as a Final Price Tender. The Tender would be successful as the Buy-Back Price is not the lowest price in the range and all 1,000 Shares would be bought back at $4.15.

Emma tendered 2,000 Shares as a Final Price Tender. The Tender would be successful as the Buy-Back Price is not the lowest price in the range and all 2,000 Shares would be bought back at $4.15.

Scenario 2: Scale back table (illustrative example only)

				Tender post			Shares
	Shares			scale back and			tendered at
	tendered at	Shares subject	Scale	Priority	Shares	Priority	$4.15 that are
	$ 4.15[1]	to scale back[2]	back[3]	Allocation[3,4]	remaining[5]	Tender	bought back[1]
Anna	1,500	1,100	25%	1,225	275	NO	1,225
Ben	1,000	600	25%	850	150	YES	1,000
Catherine	0			Scale back not applicable
David	0			Scale back not applicable
Emma	0			Scale back not applicable

[1]	Does not include Final Price Tenders, because Buy-Back Price is not the lowest price in the range.

[2]	Under the Priority Allocation, the first 400 Shares (or such lesser number) are bought back from each shareholder who tenders Shares at the Buy-Back Price, before the scale back applies.

[3]	A scale back of 25% means 75% of the Shares subject to scale back would be bought back (ignoring Priority Tenders).

[4]	When the scale back is calculated, all fractions are rounded down to the next Share.

[5]	Anna and Ben were both left with less than 600 Shares. Anna’s Tender is not a Priority Tender because not all of her Shares were tendered at or below the Buy-Back Price.

Telstra Corporation Limited

1.	Details of the Buy-Back and tender process

1.17	If I hold a relatively small number of Shares, how will the scale back affect me?

Priority Allocations

If there is a scale back and the Buy-Back Price is at the bottom of the range (ie $4.05):

(a)	the Priority Allocation will be bought back from each shareholder who tenders more Shares than the Priority Allocation at the Buy-Back Price and/or as a Final Price Tender before any scale back applies; and

(b)	each shareholder who tenders Shares equal to or less than the Priority Allocation at the Buy-Back Price and/or as a Final Price Tender will have all the Shares tendered at that price bought back.

If there is a scale back and the Buy-Back Price is $4.15 or higher:

(a)	the Priority Allocation will be bought back from each shareholder who tenders more Shares than the Priority Allocation at the Buy-Back Price; and

(b)	each shareholder who tenders Shares equal to or less than the Priority Allocation at the Buy-Back Price will have all the Shares tendered at that price bought back.

The Priority Allocation is 400 Shares or such lesser number of Shares as is required to ensure that Telstra is able to buy back only the number of Shares it determines to buy back.

Priority Tenders

Shareholders who tender all of their Shares at the Buy-Back Price, below the Buy-Back Price and/or as a Final Price Tender and who would have a Small Holding (600 ordinary shares or fewer) at the completion of the Buy-Back as a result of the Priority Allocation and scale back, will have all of their Shares bought back. This means that the scale back mechanism will not apply to these shareholders. However, if you become the registered holder of additional Shares after 8 October 2004 and you are the registered holder of more Shares at the Closing Date than you held on the Buy-Back record date, then your Tender will not be a Priority Tender and the scale back will apply to your Tender as it would to any other Tender.

1.18	What happens if I own 600 Shares or less under the tender process?

If you hold 600 Shares or less as at the Buy-Back record date, you may only lodge one Tender, either at one of the specified prices or as a Final Price Tender. This means that you cannot split your holding and tender different parcels of your Shares at different prices, however it doesn’t mean that you are required to tender all of your Shares.

1.19	How does the Buy-Back compare to selling my Shares on the stock market?

Depending on your individual circumstances, the Australian tax consequences for you if you successfully participate in the Buy-Back may be different than if you sold your Shares on-market through the ASX (see section 2 for more details). You need to consider carefully whether you wish to sell your Shares and if so whether you would prefer to sell the Shares through the Buy-Back or the ASX. Please refer to the tax table in section 2.6 of this booklet and the tax calculator which can be accessed at www.telstra.com.au/communications/ shareholder/buyback.cfm for examples of your potential tax consequences.

You may be able to sell your Shares for a higher price on the ASX. Telstra’s market price on the ASX may be, or may move, higher than the Buy-Back Price during or after the Tender Period. It may also vary significantly in the future. By making the Invitation and in setting the tender range, Telstra is not making any recommendation or giving any advice on the value of your Shares, or whether (or how) you should sell your Shares.

To execute a share sale on the ASX you usually need to appoint a broker and pay them brokerage. Issuer Sponsored Holders do not need to appoint a broker or pay brokerage to participate in the Buy-Back. Brokers usually do not charge CHESS Holders to process tenders in a buy-back.

If you are in any doubt as to the action you should take, please consult a professional adviser.

Telstra Buy-Back Tender 2004

1.20	What are the tax implications of selling my Shares in the Buy-Back?

The specific tax implications of selling your Shares into the Buy-Back will depend on your individual circumstances. Section 2 contains general information in relation to some of the Australian tax consequences of participating in the Buy-Back.

If you are in any doubt as to the tax implications of participating in the Buy-Back, given your own particular circumstances, please consult a professional adviser.

1.21	How have Telstra Shares performed over recent times?

The closing price of Telstra Shares on the ASX on Friday, 24 September 2004, being the last trading day before Telstra announced full details of the Buy-Back, was $4.65.

Telstra’s highest and lowest market sale prices during each of the preceding four months were as follows:

Month	Low	High	Average Price[2]
June 2004	$4.59	$5.08	$4.84
July 2004	$4.92	$5.07	$4.99
August 2004	$4.79	$5.04	$4.91
September 2004[1]	$4.62	$4.89	$4.64

[1]	High and low market prices up to 24 September 2004.

[2]	Average Price is the total value of Telstra shares divided by the total volume of Telstra shares transacted on the Australian Stock Exchange over the specified period of time.

A graph indicating the Share price performance of Telstra over the period from 1 January 2003 to 24 September 2004 is set out below.

Telstra Corporation Limited

1.	Details of the Buy-Back and tender process

1.22	How do I participate in the Buy-Back?

Step 1 – Decide how many Shares you wish to sell

To participate in the Buy-Back, you first need to decide how many Shares you wish to sell.

The personalised Tender Form enclosed with this booklet sets out the maximum number of Shares you can tender in the Buy-Back in respect of the registered holding specified in that Tender Form. You may tender any number of Shares up to the maximum number set out in the form. You should not,before the Buy-Back Date, sell or offer to sell to others the Shares you have tendered in the Buy-Back, unless you first withdraw or amend your Tender (see section 1.23).

Step 2 – Decide your Tender Price(s)

Once you have determined the number of Shares you wish to sell, you need to indicate the price, or prices, at which you are willing to sell these Shares (the Tender Price(s)).

If you hold 600 Shares or less, all the Shares you wish to sell must be tendered either at one of the specified prices (from $4.05 to $4.65 per Share set out on the Tender Form) or as a Final Price Tender (see section 1.10). You cannot split your holding and tender different parcels of your Shares at different Tender Prices.

If you hold more than 600 Shares,you may tender the Shares you wish to sell at one of the specified prices (from $4.05 to $4.65 per Share set out on the Tender Form) or as a Final Price Tender. You may also tender different parcels of the Shares you wish to sell at different Tender Prices. For example, you may tender one third of the Shares you wish to sell at the specified price of $4.35, one third at the specified price of $4.15 and one third as a Final Price Tender. However, you may not tender the same Shares at different Tender Prices. Each parcel of Shares tendered at a different Tender Price is a separate Tender.

Step 3 – Submit your Tender(s)

All shareholders on the Australian register

The way you complete Step 3 will depend on the type of holding you have. This will be specified on your Tender Form.

(a) Issuer Sponsored Holdings – orange form

Once you have determined the number of Shares you wish to sell and your Tender Price(s), you need to complete and sign your personalised orange Tender Form and return it to the Telstra Share Registry.

Your completed Tender Form must be received by the Telstra Share Registry by 7pm Melbourne time on Friday, 12 November 2004 at:

If sending by mail from within Australia

Telstra Buy-Back Tender Reply Paid 78462 Melbourne VIC 8060

from outside Australia

Telstra Share Registry Locked Bag 5100 Melbourne VIC 8060

OR

If delivering in person

Telstra Share Registry C/- ASX Perpetual Registrars Limited Level 4,333 Collins Street Melbourne VIC 3000

You can use the enclosed reply-paid envelope supplied with this booklet if you are posting in Australia.

Your Tender Form may not be accepted by Telstra unless it is actually received at either of the above addresses by 7pm Melbourne time on Friday, 12 November 2004. You should allow sufficient time for this to occur if you are sending your Tender Form by mail.

(b) CHESS Holdings – red form

Once you have determined the number of Shares you wish to sell and your Tender Price(s), you need to instruct your controlling participant (normally your broker) in sufficient time for them to process your Tender no later than 7pm Melbourne time on Friday, 12 November 2004. The name of the controlling participant who manages your CHESS Holding as at the Buy-Back record date is printed on your red Tender Form.

Do not send your red Tender Form to the Telstra Share Registry. Neither Telstra nor the Telstra Share Registry will be responsible for returning to you or forwarding your Tender Form to your broker if it is sent incorrectly.

If you are a sponsored CHESS Holder, you will receive written confirmation from CHESS of the Tenders made on your holding or Tenders withdrawn by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by Telstra of any Tender.

All shareholders on the New Zealand register

If you hold Shares on the New Zealand register you must submit your completed and signed Tender Form by mail to BK Registries Limited, PO Box 384, Ashburton, New Zealand so that it is received no later than 7pm New Zealand time on Friday, 12 November 2004.

Telstra Buy-Back Tender 2004

1.23 Can I withdraw or amend my Tender?

Once you have submitted a Tender, you may only withdraw or amend your Tender by following the procedures set out below.

All shareholders on the Australian register

(a) Issuer Sponsored Holdings

Withdrawal of Tenders

To withdraw a Tender you have submitted you will need a Withdrawal/Amendment Form. To obtain a Withdrawal/Amendment Form you should contact the Telstra Buy-Back enquiry line on 1300 305 385 within Australia or +61 (3) 9615 9199. The Withdrawal/ Amendment Form is also available from Telstra’s website and can be downloaded at www. telstra. com. au/ communications/shareholder/buyback. cfm by using your Securityholder Reference Number or Holder Identification Number, name and postcode to validate your request.

You may withdraw all of your Tenders by ticking the ‘Withdrawal’ box on the Withdrawal/Amendment Form, signing the form and sending it to the Telstra Share Registry at the address provided so that it is received no later than 7pm Melbourne time on Friday, 12 November 2004.

Amendment of Tenders

If you wish to change the terms of all or some of your Tenders or you wish to withdraw some (not all) of your Tenders, you must tick the ‘Amendment’ box on the Withdrawal/Amendment Form, complete the details of all of your Tenders on that form in accordance with the instructions shown on it and send it to the Telstra Share Registry as specified above so that it is received no later than 7pm Melbourne time on Friday, 12 November 2004.

The effect of amending your Tenders by submitting a Withdrawal/Amendment Form will be to withdraw all of your Tenders and replace them with the Tenders detailed on that form. On the Withdrawal/Amendment Form you will need to complete the details of all of the Tenders you wish to submit as if you had not previously submitted them.

Withdrawal and Amendments will be processed in the order of the date they are received by the Telstra Share Registry.

(b) CHESS Holdings

If you have a CHESS Holding, you will need to instruct your controlling participant in sufficient time for them to process your amendment or withdrawal no later than 7pm Melbourne time on Friday, 12 November 2004.

You should NOT send a Withdrawal/Amendment Form to the Telstra Share Registry.

The effect of your controlling participant withdrawing or amending one or more of your Tenders will be to withdraw those Tenders, and in the case of an amendment, to replace the amended Tenders with new Tenders.

If you are a sponsored CHESS Holder, you will receive a written confirmation from CHESS of the website withdrawals/amendments made on your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by Telstra of any Tender.

All shareholders on the New Zealand register

Withdrawal of Tenders

To withdraw a Tender you have submitted you will needon the Withdrawal/Amendment Form, a Withdrawal/Amendment Form. To obtain a Withdrawal/ Amendment Form you should contact the Telstra Buy-Back enquiry line on 0800 835 7872 within New Zealand or +64 (3) 308 8887 outside New Zealand.

You may withdraw all of your Tenders by ticking the ‘Withdrawal’ box on the withdrawal/Amendment Form, signing the form and sending it to BK Registries Limited at PO Box 384, Ashburton, New Zealand so that it is on the received no later than 7pm New Zealand time on Friday, 12 November 2004.

Withdrawal and Amendments will be processed in the order of the date they are received by the Telstra Share Registry.

Amendment of Tenders

If you wish to change the terms of all or some of your Tenders or you wish to withdraw some (not all) of your Tenders, you must tick the ‘Amendment’ box on the Withdrawal/Amendment Form, complete the details of all of your Tenders on that form in accordance with the instructions shown on it and send it to BK Registries Limited at PO Box 384, Ashburton, New Zealand so that it is received no later than 7pm New Zealand time on Friday, 12 November 2004.

Telstra Corporation Limited

1. Details of the Buy-Back and tender process

The effect of amending your Tenders by submitting a Withdrawal/Amendment Form will be to withdraw all of your Tenders and replace them with the Tenders detailed on that form. On the Withdrawal/Amendment Form you will need to complete the details of all of the Tenders you wish to submit as if you had not previously submitted them.

1.24 How can I obtain additional Tender Forms or a Withdrawal/Amendment Form?

All shareholders on the Australian register

If you require any replacement Tender Forms or a Withdrawal/Amendment Form,please call the Telstra Buy-Back enquiry line on 1300 305 385 within Australia or +61 (3) 9615 9199 if you are calling from outside Australia. Withdrawal/Amendment Forms are also available at www.telstra.com.au/communications/ shareholder/buyback.cfm.

All shareholders on the New Zealand register

If you require any replacement Tender Forms or a Withdrawal/Amendment Form,please call the Telstra Buy-Back enquiry line on 0800 835 7872 within New Zealand or +64 (3) 308 8887 if you are calling from outside New Zealand.

1.25 How will I be paid for Shares bought back?

Payment for Shares bought under the Buy-Back will commence from 23 November 2004. The payment method will be either direct credit or cheque, based on your dividend payment instructions as at 12 November 2004. All payments made by cheque will be made in Australian dollars. Proceeds paid by direct credit to shareholders in New Zealand dollars will be converted to New Zealand Dollars at a rate determined by Telstra on the Buy-Back Date.

Cheques and direct credit advices will be sent, at your risk, by mail addressed to you at your address as shown on the Telstra share register at 7pm on Friday, 12 November 2004. Payments to bank accounts and dispatch of cheques will commence on Tuesday, 23 November 2004. Payments to the accounts and the dispatch of cheques to the addresses specified above will satisfy Telstar’s obligation to pay you for any Shares bought back.

1.26 Will I still receive the 2003/2004 final dividend if my Shares are bought back?

Yes. All shareholders with an entitled registered holding on 24 September 2004 will receive the 13 cents per Share fully franked final dividend, whether or not they participate in the Buy-Back.

1.27 Will I still receive the 2004/2005 special dividend if my Shares are bought back?

No. Shares bought back as a result of the Buy-Back will not be entitled to receive any dividends, where the record date for the dividend occurs after Friday,12 November 2004. This includes the foreshadowed 2004/2005 special dividend, expected to be paid in April 2005, and any other dividends that Telstra may announce in future years.

1.28 Can I still vote at the Annual General Meeting if I tender my Shares to Telstra?

Yes. Shareholders who tender their Shares to Telstra will still be entitled to vote in respect of those Shares (in accordance with the voting rights attached to those Shares) at the Annual General Meeting on Thursday, 28 October 2004, and at any other general meeting that is held before the Closing Date.

Telstra Buy-Back Tender 2004

1.29 Can I trade my Shares after submitting a Tender?

You should not sell or offer to sell the Shares you have tendered in the Buy-Back.

Once you have submitted a Tender, the number of Shares you have tendered will be locked and placed in a ‘subposition’ in the Telstra share register. you will not be able to successfully deal with those Shares until those Shares are released from the subposition on, or as soon as practicable after, the Buy-Back Date. For the Shares to be released from the subposition before the Buy-Back Date you must withdraw or amend your Tender in accordance with the procedures set out in this booklet.

Withdrawals or amendments made in accordance with these procedures may not take immediate effect. You should take this into consideration if you wish to sell or offer to sell any of the Shares you have tendered. If you sell or offer to sell any Shares after you submit a Tender, and at the Closing Date you do not hold at least the number of Shares you have tendered, Telstra may, in its absolute discretion, reject your Tender(s) or treat your Tender(s) as if you had tendered the number of Shares held by you at the Closing Date (see sections 4.11 and 4.13 for further detail).

1.30 Telstra’s plan to offer a share sale facility to small shareholders following completion of the Buy-Back

Telstra intends to offer a share sale facility around the time of the interim dividend in April 2005, through which small shareholdings can be sold in an efficient manner. The price achieved under this facility may be higher or lower than the Buy-Back Price and will not include a fully franked dividend. Further details of the share sale facility will be announced in due course.

1.31 Note to shareholders located in the United States

If you are a shareholder located in the United States, you should be aware that the disclosure requirements regarding the Buy-Back are different from the requirements that would apply if the Buy-Back was for shares of a United States company. Furthermore, because most of Telstra’s directors and executive officer reside outside the United States and all or a substantial portion of the assets of these persons and a substantial portion of Telstra’s assets are located outside the United State, it may not be possible for shareholders to effect service of process within the United States upon such persons or to enforce against them judgements obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

Telstra Corporation Limited

2. Australian tax implications for shareholders

Telstra Buy-Back Tender 2004

Unless otherwise specified, this discussion is based on income tax legislation and administrative practice as at 27 September 2004. These laws, the interpretation of them by the courts, and administrative practice may change at any time, possibly with retrospective effect. Telstra has applied for a Class Ruling from the ATO for shareholders who participate in the Buy-Back which is expected to provide confirmation of a number of the statements contained in this summary. Whilst it is not anticipated to be the case, it is possible that the Class Ruling issued by the ATO may express a view contrary to that set out below.

Some shareholders, for example those who carry on a business in dealing with shares, may be assessed on their dealings in shares other than under the CGT provisions. The tax consequences for those shareholders may alter significantly from those discussed below.

If you decide to participate in the Buy-Back, your particular tax treatment will depend on your own circumstances. The tax table in section 2.6 provides illustrative examples of the potential tax consequences of disposing of Shares under the Buy-Back.

It is important that you seek professional tax advice to take into account your particular circumstances and the Commissioner’s views in TD2004/22, which are discussed below.

Introduction

The Buy-Back will constitute an ‘off-market’ buy-back for tax purposes. Telstra has received advice from the ATO that all of the Buy-Back Price in excess of $1.50 will be treated as a frankable distribution (which will be fully franked by Telstra).

A shareholder participating in the Buy-Back should be taken, for CGT purposes, to have disposed of their Shares when Telstra accepts the Tender. This is expected to be no later than 15 November 2004.

The ATO has recently released Taxation Determination, TD2004/22. TD2004/22 indicates the Commissioner’s view generally in relation to the basis to determine the capital proceeds on disposal of shares for capital gains tax purposes under an off-market buy-back. It seeks to determine the market value of the relevant shares when the buy-back occurs. TD2004/22 sets out the ATO’s view on an appropriate methodology to calculate this value.

Telstra does not intend to set the Buy-Back Price at a price in excess of the value which the Commissioner regards as the capital gains tax value (Capital Gains Tax Value). The method to determine the Capital Gains Tax Value is discussed below.

2.1 Taxation Determination TD2004/22

In TD2004/22, the ATO has indicated that, in its view, the market value should be determined as the volume weighted average price (VWAP) of the Shares over the last five trading days before the first announcement of the Buy-Back adjusted for the movement in the S&P/ASX200 Index from the commencement of trading on the first announcement date (Opening S&P/ASX200 Index) to the close of trading on the day the Buy-Back closes (Closing S&P/ASX200 Index).

The Commissioner of Taxation has indicated that for the purposes of the Buy-Back the Capital Gains Tax Value will be determined in accordance with the following formula:

Closing S&P/ASX200 Index on the Closing Date
$4.85** X
3,508.5*

* 3,508.5 was the Opening of the S&P/ASX200 Index on 12 August 2004.

**$ 4.85 is the VWAP over the last 5 trading days before the first announcement of the Buy-Back adjusted to an ex-dividend basis by excluding the relevant value of the 2003/2004 final dividend of 13 cents per share, announced by Telstra on 12 August 2004.

Telstra Corporation Limited

2. Australian tax implications for shareholders

2.2 Australian resident individual

Income Tax – Treatment of franked distribution

An Australian resident individual participating in the Buy-Back will be deemed to have received a franked distribution equal to the difference between $1.50 and the Buy-Back Price.

The shareholder will be required to include in their assessable income the amount of the franked distribution together with the franking credit on the franked distribution.

The shareholder should be entitled to a tax offset equal to the franking credit. This tax offset may reduce the total tax payable by the shareholder on their taxable income. If the tax offset exceeds the total tax payable by the shareholder on their taxable income, the shareholder may be entitled to a refund of that excess. The tax offset may not be available in certain circumstances. This is discussed in Section 2.7.

Capital Gains Tax – Disposal of Shares

A resident individual participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of $1.50 together with the amount (if any) by which the Capital Gains Tax Value exceeds the Buy-Back Price. Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.

There are specific rules to determine the cost base for Shares acquired by Telstra employees under the Telstra Employee Share Ownership Plans. Class Ruling CR 2001/28 deals with the determination of the cost base for certain Telstra employees who acquired their Shares under TESOP 97 and TESOP 99.

A capital loss for a Share disposed of under the Buy-Back will be the excess of the CGT cost base of the Share over the aggregate of capital proceeds of $1.50 and the amount (if any) by which the Capital Gains Tax Value exceeds the Buy-Back Price. No allowance for indexation is made in determining the cost base of the Share for this purpose.

The capital loss which arises under the Buy-Back may be different from the capital loss which may have arisen under an equivalent sale of the Shares on-market, even if the Shares were sold on-market for an amount equal to the Buy-Back Price. This is because the capital proceeds under the Buy-Back are the aggregate of $1.50 and the amount (if any) by which the Capital Gains Tax Value exceeds the Buy-Back Price, rather than the price at which the shareholder sold their Shares.

This also means that any capital gain which would have otherwise arisen on disposal of the Shares may be altered.

A capital loss that arises from the Buy-Back can only be used to offset capital gains made by the individual shareholder. Capital losses not used may be carried forward to be used later. Any capital loss arising from the Buy-Back cannot be offset against the franked distribution and franking credit included in the shareholder’s assessable income from the Buy-Back.

2.3 Australian resident company

Income Tax – Treatment of franked distribution

An Australian resident company participating in the Buy-Back will be deemed to have received a franked distribution equal to the difference between $1.50 and the Buy-Back Price.

The shareholder will be required to include the franked distribution in their assessable income, together with the franking credit on the franked distribution.

The shareholder should be entitled to a tax offset equal to the franking credit. No refund will be available to the extent that the tax offset exceeds the tax payable by the shareholder. A franking credit (equal to the franking credit on the franked distribution) will also arise in the franking account of the shareholder. The tax offset may not be available in certain circumstances. This is discussed in Section 2.7.

Telstra Buy-Back Tender 2004

Capital Gains Tax – Disposal of Shares

The Minister for Revenue and Assistant Treasurer issued a Press Release on 27 September 2002 indicating that further amendments to the imputation provisions to apply from 1 July 2002 would be introduced into Parliament as soon as practicable. It is possible that these amendments may, amongst other things, affect the CGT treatment of an Australian resident company participating in the Buy-Back. The impact of any amendments will depend upon the form of the legislation enacted.

The amendments may mean that a capital loss may only arise to the extent that the CGT cost base of the Shares exceeds the Buy-Back Price (rather than the aggregate of capital proceeds of $1.50 and the excess of the Capital Gains Tax Value over the Buy-Back Price). No allowance for indexation is made in determining the cost base for the Shares for this purpose.

If no amendments are made to the legislation, the position may be different. Accordingly, it is very important that Australian resident companies seek their own independent taxation advice before participating in the Buy-Back.

2.4 Australian complying superannuation fund

Income Tax – Treatment of franked distribution

An Australian complying superannuation fund participating in the Buy-Back will be deemed to have received a franked distribution equal to the difference between $1.50 and the Buy-Back Price.

The shareholder will be required to include in their assessable income the amount of the franked distribution, together with the franking credit on the franked distribution.

The shareholder should be entitled to a tax offset equal to the franking credit. This tax offset may reduce the total tax payable by the shareholder on their taxable income. If the tax offset exceeds the total tax payable by the shareholder on their taxable income, the shareholder may be entitled to a refund of that excess. The tax offset may not be available in certain circumstances. This is discussed in Section 2.7.

Capital Gains Tax – Disposal of Shares

An Australian complying superannuation fund participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of $1.50 together with the amount (if any) by which the Capital Gains Tax Value exceeds the Buy-Back Price. Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.

A capital loss for a Share disposed of under the Buy-Back will be the excess of the CGT cost base of the Share over the aggregate of capital proceeds of $1.50 and the amount (if any) by which the Capital Gains Tax Value exceeds the Buy-Back Price. No allowance for indexation is made in determining the cost base for the Shares for this purpose.

A capital loss that arises from the Buy-Back can only be used to offset capital gains. Capital losses not used may be carried forward to be used later.

Any capital loss arising from the Buy-Back cannot be offset against the franked distribution and franking credit included in the shareholder’s assessable income.

2.5 Non-residents

Income Tax – Treatment of franked distribution

A non-resident shareholder will not be liable to Australian withholding tax on any part of the Buy-Back Price.

Capital Gains Tax – Disposal of Shares

An Australian CGT liability should not arise for a non-resident participating in the Buy-Back unless the non-resident together with its ‘associates’ has at any time in the preceding five years held 10% or more of the issued shares of Telstra.

Telstra Corporation Limited

2. Australian tax implications for shareholders

2.6 Tax Table

The table below provides illustrative examples of the potential tax consequences for Australian resident individuals (see columns marked ‘Individual’ ), and Australian complying superannuation funds (see column marked ‘ Superfund’ ), from disposing their Shares under the Buy-Back.

It is important to understand that the table is an example only and is based on a number of assumptions including:

(a) a Buy-Back Price which may not be the actual Buy-Back Price. The actual Buy-Back Price and the amount of the franked distribution will not be known until after the Buy-Back closes; and

(b) a Capital Gains Tax Value which may change (see section 2.1). The actual Capital Gains Tax Value will not be known until after the Buy-Back closes.

In any event, the tax consequences for an individual or superfund may be different from the example because of their particular circumstances.

The column on the right of the table marked ‘Your workings’ is there to assist you, should you choose to participate in the Buy-Back. It is intended to help you calculate the anticipated income tax and capital gains tax consequences based on your assumed marginal tax rate, the assumed Buy-Back Price and the assumed Capital Gains Tax Value of $4.85.

The amounts calculated under the tax table will not necessarily reflect the actual tax consequences for you if you choose to participate in the Buy-Back.

Example: Income tax and capital gains tax consequences per Share from participating in the Buy-Back (based on an illustrative Buy-Back Price of $4.05 and an illustrative Capital Gains Tax Value of $4.85)

	Superfund			Individual			Individual
	Income = $0+			Income = $0-$6,000			Income = $6,001-$21,600
	Tax rate = 15.0%			Marginal tax rate = 0%			Marginal tax rate = 18.5%[1]
Income tax consequences ($)
Illustrative Buy-Back Price[2]		4.05			4.05			4.05
Less: capital component		(1.50)			(1.50)			(1.50)
Assumed fully franked dividend component		2.55			2.55			2.55
Add: gross up for franking credit		1.09			1.09			1.09
Assessable income		3.64			3.64			3.64
Tax on assessable income		(0.55)			(0.00)			(0.67)
Tax offset		1.09			1.09			1.09
Net tax offset/(tax payable) on franked distribution		0.54			1.09			0.42
Capital gains tax consequences ($)
Capital component	1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50
Add: excess of Capital Gains Tax Value[3] over Buy-Back Price	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80
Capital proceeds for capital gains tax purposes	2.30	2.30	2.30	2.30	2.30	2.30	2.30	2.30	2.30
Less: illustrative cost base	(3.30)	(5.00)	(7.40)	(3.30)	(5.00)	(7.40)	(3.30)	(5.00)	(7.40)
Total capital loss arising from disposal under Buy-Back[4]	(1.00)	(2.70)	(5.10)	(1.00)	(2.70)	(5.10)	(1.00)	(2.70)	(5.10)

1	The tax rate used includes the Medicare Levy of 1.5%. The Medicare Levy depends on the individual’s own circumstances.

2	A Buy-Back Price of $4.05 is used for illustrative purposes only. You should not rely on this price as being the actual Buy-Back Price. The procedure to determine the Buy-Back Price is explained in section 1.9.

3	The Commissioner of Taxation has indicated that for the purposes of the Buy-Back the Capital Gains Tax Value will be determined as $4.85 adjusted for movements in the S&P/ASX200 Index from the commencement of trading on 12 August 2004 to the close of trading on the day the Buy-Back closes.

4	The capital loss which arises under the Buy-Back may be different from the capital loss which may have arisen under an equivalent sale of the Shares on-market. The capital proceeds under the Buy-Back are the aggregate of $1.50 and $0.80, which is the excess of the Capital Gains Tax Value over the Buy-Back Price.

Telstra Buy-Back Tender 2004

Example

Fiona earns $50,000 per annum, and she is in a tax bracket that gives her a marginal tax rate of 31.5%. Fiona participated in the first public offer of Telstra shares in 1997. She purchased 1,000 shares at $3.30 each. She is now considering whether or not to participate in Telstra’s 2004 Buy-Back.

Fiona understands that she is able to tender at any of the 7 specified prices within the tender range or as a Final Price Tender and is wanting to calculate the income tax and capital gains tax consequences for any given Buy-Back Price within the range, on a per Share basis.

The Buy-Back Price used is $4.15. The example also assumes the Capital Gains Tax Value is $4.85.

Fiona’s anticipated income tax consequences (see ‘Fiona example’ below)

A.	The Buy-Back Price is made up of two components, a capital component of $1.50 and a fully franked dividend component. In this example, the assumed fully franked dividend component is $2.65 per Share, representing the difference between the illustrative Buy-Back Price of $4.15 and the capital component of $1.50.

B.	The dividend component of the Buy-Back Price will be fully franked, therefore it needs to be ‘grossed up’ for the franking credits that are attached to it. The ‘gross up’ occurs because tax credits can be passed to shareholders for income tax already paid by the company. The company tax rate in Australia is 30%, so the ‘gross up’ is calculated by dividing the fully franked dividend component by 0.7 and then multiplying it by 0.3. This gives Fiona a ‘grossed up’ dividend amount of $3.79.

C.	Fiona calculates her income tax liability by multiplying the ‘grossed up’ dividend amount of $3.79 by her marginal tax rate of 31.5%.

D.	Overall, Fiona must pay 5 cents of income tax for every share she sells in the Buy-Back. This is the difference between the tax already paid by the company ($1.14) and the tax payable at her marginal rate ($1.19). Fiona’s net dividend proceeds after income tax are $2.60 (ie. $2.65 less $0.05). Note: Numbers may differ due to rounding.

Individual			Individual			Individual
Income = $21,601-$58,000			Income = $58,001-$70,000			Income = $70,000+
Marginal tax rate = 31.5%[1]			Marginal tax rate = 43.5%[1]			Marginal tax rate = 48.5%[1]
	4.05			4.05			4.05
	(1.50)			(1.50)			(1.50)
	2.55			2.55			2.55
	1.09			1.09			1.09
	3.64			3.64			3.64
	(1.15)			(1.58)			(1.77)
	1.09			1.09			1.09
	(0.06)			(0.49)			(0.68)
1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50
0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80
2.30	2.30	2.30	2.30	2.30	2.30	2.30	2.30	2.30
(3.30)	(5.00)	(7.40)	(3.30)	(5.00)	(7.40)	(3.30)	(5.00)	(7.40)
(1.00)	(2.70)	(5.10)	(1.00)	(2.70)	(5.10)	(1.00)	(2.70)	(5.10)

[Additional columns below]

[Continued from above table, first column(s) repeated]

Fiona (example)		Your workings
Income = $50,000		Income = $..........
Marginal tax rate = 31.5%[1]		Marginal tax rate = .........%
Buy-Back Price = 4.15		Buy-Back Price =
Capital component = (1.50)		Capital component = (1.50)
4.15 – 1.50 = 2.65	A	– 1.50 =
2.65 * (0.3 / 0.7) = 1.14	B	* (0.3 / 0.7) =
2.65 + 1.14 = 3.79		+ =
3.79 * 31.5% = (1.19)	C	* % =
2.65 * (0.3 / 0.7) = 1.14	B	* (0.3 / 0.7) =
1.14 – 1.19 = (0.05)	D	– =
Capital component = 1.50		Capital component = 1.50
Excess amount = 0.70	E	Excess amount =
1.50 + 0.70 = 2.20		1.50 + =
Cost base = (3.30)	F	Your cost base =
2.20 – 3.30 = (1.10)		– =

Fiona’s anticipated capital gains tax consequences (see ‘Fiona example’ above)

E.	Fiona realises that for tax purposes, the price at which she will be deemed to have sold her Shares in the Buy-Back will be equal to the $1.50 capital component plus any amount by which the Capital Gains Tax Value exceeds the Buy-Back Price. Based on an assumed Capital Gains Tax Value of $4.85 and the assumed Buy-Back Price of $4.15, the excess amount is $0.70.

F.	Fiona will be deemed to have sold her Shares into the Buy-Back for $2.20 each. Fiona’s cost base is $3.30 per Share. Thus, the maximum capital loss that Fiona may be able to offset against current or future capital gains, assuming her Shares are sold into the Buy-Back, is $1.10 per Share (ie. $2.20 less $3.30).

Telstra Corporation Limited

2. Australian tax implications for shareholders

2.7 Limits on Availability of Franking Credits and Tax Offsets

The Australian tax legislation includes a number of rules which may deny shareholders participating in the Buy-Back from claiming the benefit of tax offsets arising from the franked distribution component of the Buy-Back Price.

These rules are designed to, amongst other things, discourage trading in franking credits.

Where the rules apply, a shareholder may be denied the benefit of tax offsets and franking credits on the franked distribution deemed to have been received under the Buy-Back. These rules may deny the benefit of tax offsets and franking credits to shareholders generally, or because of their particular circumstances.

Telstra is seeking confirmation from the ATO in the Class Ruling that the ATO will not make a determination to deny shareholders generally the benefit of tax offsets on the franked distribution under the Buy-Back.

The particular circumstances of the shareholder will also be relevant in determining whether the rules deny the benefit of the tax offset or franking credit. For example, the period which the shareholder holds the Share and any arrangements the shareholder has in relation to the Share will be important.

Generally, resident shareholders should have regard to the operation of the holding period rule (‘the 45 day rule’ ) in relation to their participation in the Buy-Back. Shareholders who are individuals and whose total franking credit entitlement for the income year does not exceed $5,000 may not be subject to the 45 day rule.

As a result of some recent changes to the law this exemption may not be available. However, the Treasurer in a Press Release dated 27 September 2002 indicated that the Government intends to amend the law to ensure that this exemption continues to be available.

In simple terms, the 45 day rule requires a resident shareholder in certain circumstances to have held their Shares ‘at risk’ for a specified period in order to ‘qualify’ for the franking credit on the franked distribution. This would include the franked distribution of the Buy-Back Price.

The 45 day rule requires that shareholders must hold their Shares at risk for a period of 45 days (excluding the days of acquisition and disposal) within a period beginning on the day after those Shares were acquired and ending 45 days after the Shares become ex-dividend.

The 45 day rules are complex. Generally, a shareholder who is subject to the rules and has acquired all their Shares after 29 September 2004, would fail the 45 day rule in respect of the franking credit on the franked distribution component of the Buy-Back Price. This is on the basis that the determination of the Buy-Back allocations (including any scale back) occurs on 14 November 2004. In that case, shareholders whose Shares are bought back will hold their Shares at risk until 14 November 2004, upon which date the Shares will no longer be at risk. A shareholder may fail the requirements of the 45 day rule even if the shareholder acquired all their Shares on or before 29 September 2004. This may arise where the shareholder has entered into other arrangements regarding the Shares. For example, granting an option to another person to acquire their Shares.

The 45 day rule also operates on a last-in-first-out basis so that a shareholder will be deemed to have disposed of under the Buy-Back their most recently acquired Shares for the purpose of applying the 45 day rule. A shareholder is only entitled to tender Shares which are registered in the shareholder’s name on the Buy-Back record date (ie. 8 October 2004). Shares not registered in the shareholder’s name at that time do not confer an entitlement to participate in the Buy-Back. Shares acquired on the ASX on or after 1 October 2004 will not confer an entitlement to participate in the Buy-Back.

Generally, if the most recently acquired Shares did not confer an entitlement to participate in the Buy-Back, those Shares would not be taken to have been disposed of under the Buy-Back by participating shareholders for the purposes of the 45 day rule. This means that Shares you acquire on the ASX on or after 1 October 2004 should not be treated as being disposed of under the Buy-Back for the purposes of the 45 day rule.

If the Buy-Back allocation occurs on a day other than 14 November 2004, these dates may alter. Telstra can give no assurance that the Buy-Back allocation will occur on 14 November 2004.

In addition, where the Shareholder is under an obligation to make related payments in respect of the franked distribution arising on the Buy-Back Price, the shareholder may not qualify for the tax offset or franking credit.

Telstra Buy-Back Tender 2004

3. Effect of the Buy-Back on Telstra

As at 30 June 2004, Telstra had on issue 12,628.4 million shares. Assuming $750 million worth of Shares are bought back at a Buy-Back Price of $4.051, 185.2 million Shares (approximately 1.5% of all Shares on issue) would be transferred to Telstra and cancelled.
1$ 4.05 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.9 for an explanation of how the Buy-Back Price will be determined. Telstra Corporation Limited

3. Effect of the Buy-Back on Telstra

The table below sets out the Telstra Group debt and total shareholders’ equity as at 30 June 2004 and post the Buy-Back (assuming 185.2 million Shares are bought back). The amount by which the Buy-Back Price exceeds the amount debited to contributed equity ($1.50 per Share), will be debited to retained profits. For example, if the Buy-Back Price is $4.051, an amount of $2.55 per Share will be debited to retained profits.

	Reported as at 30 June 2004	Pro-forma as at 30 June 2004[a]
Debt and total shareholders’ equity	$m	$m
Debt
Gross debt[e]	11,854	12,229
Net debt[e]	11,167	11,917
Shareholders’equity
Contributed equity[b]	6,073	5,795
Reserves	(105)	(105)
Retained profits[b]	9,391	8,919

Shareholders’equity available to Telstra shareholders	15,359	14,609
Total outside equity interests	2	2

Total shareholders’equity	15,361	14,611
Debt servicing ratio[c]	1.1	1.2
Net debt to capitalisation (%)[d]	42.1%	44.9%

a.	Pro-forma calculations assume the Buy-Back Price is $4.05[1] and the number of Shares bought back is 185.2 million. The impact of acquisitions completed after 30 June 2004, but before the Buy-Back Date and the Euro bond issue of $850 million completed in July 2004 have been excluded from the pro-forma calculations.

b.	$1.50 of the Buy-Back Price will be debited to contributed equity and the assumed balance of $2.55 per Share will be debited to retained profits. Incidental costs of the Buy-Back have been excluded because they will be insignificant to the pro-forma calculations.

c.	Based on the ratio of net debt to earnings before interest, income tax expense, depreciation and amortisation (EBITDA). EBITDA reported as at 30 June 2004 was $10,175 million.

d.	Based on net debt (gross debt less liquid interest-bearing assets) as a percentage of net debt plus shareholders’ equity.

e.	Assumes the Buy-Back is funded by $375 million liquid assets and $375 million short term funding facilities. For the purposes of calculating the pro-forma gross and net debt, employees who purchased shares with an interest-free loan under TESOP 97 or TESOP 99 are assumed not to participate in the Buy-Back.

The Board and management continuously review Telstra’s capital structure and its target parameters to achieve an appropriate balance between deployment of capital in existing businesses and strategic investments, and distribution of surplus capital to shareholders. It aims to ensure Telstra maintains an efficient but prudent capital structure. Following the Buy-Back, Telstra expects to remain within or below its target parameters for gearing, interest cover and debt servicing.

While the precise impact of the Buy-Back cannot be determined until the Buy-Back Price and the size of the Buy-Back is known, the Buy-Back is expected to improve Telstra’s earnings per share and return on equity.

The amount of franking credits that Telstra will pass on to shareholders under the Buy-Back will not be known until the Buy-Back Price and the total size of the Buy-Back are determined. In any event,Telstra expects to be able to continue to fully frank its dividends for the foreseeable future.

3.1 How will the Buy-Back be funded?

The Buy-Back will be funded from liquid assets and short term funding facilities. Telstra is targeting to pay out approximately $750 million under the Buy-Back.

The Board believes that after the Buy-Back Telstra will remain strongly capitalised. The Buy-Back will not prejudice Telstra’s ability to take advantage of foreseeable profitable opportunities.

3.2 What effect will the Buy-Back have on Telstra’s issued Shares?

As at 30 June 2004, Telstra had on issue 12,628.4 million Shares. Assuming a total of $750 million worth of Shares are bought back, the table below sets out the number of Shares and the percentage of total issued Shares which would be bought back at different Buy-Back Prices. All Shares that Telstra buys back will be cancelled.

1 $4.05 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.9 for an explanation of how the Buy-Back Price will be determined.

Telstra Buy-Back Tender 2004

Specified Buy-Back Prices	Number of Shares bought back (million)	% of total issued shares
$4.05	185.2	1.47
$4.15	180.7	1.43
$4.25	176.5	1.40
$4.35	172.4	1.37
$4.45	168.5	1.33
$4.55	164.8	1.31
$4.65	161.3	1.28

3.3 What effect will the Buy-Back have on control of Telstra?

The Commonwealth currently holds 51.05% of all Telstra Shares and it is not currently known whether the Commonwealth will participate in the Buy-Back. Assuming $750 million worth of Shares are bought back at $4.051 and that the Commonwealth does not participate in the Buy-Back, the Commonwealth’s shareholding will increase to 51.8% after the Buy-Back is completed.

Having regard to the Commonwealth’s holding and to Telstra’s otherwise widely held shareholding, the Buy-Back is not expected to have any change of control implications for Telstra.

3.4 Full year results

On 12 August 2004, Telstra announced its full year results for the year ending 30 June 2004. EBIT increased by 14.6% to $6.6 billion, and profit after tax and outside equity interests increased by 20.1% to a record $4.1 billion. The year ending 30 June 2003 was impacted by the non-cash write down of the investment in Telstra’s 50% owned joint venture, REACH Ltd.

Free cashflow declined by 8.8% to $4.1 billion, driven by the acquisition of the Trading Post Group, a reduction in proceeds from asset sales and offset by improved working capital management and increased cash profits before tax paid. After removing the impact of the Trading Post Group acquisition and the prior year sale of commercial properties, free cashflow growth was 20.2%.

The Telstra Board announced a fully franked final ordinary dividend of 13 cents per share, payable on 29 October 2004. This was an increase of 8.3% on the final ordinary dividend declared in the prior year and brought the full year ordinary dividends to 26 cents per share.

Electronic copies of the Annual Report and Annual Review can be found at www.telstra.com.au/communications/shareholder/financial_reports.cfm. Shareholders can also contact the Telstra Share Registry on 1300 88 66 77 and ask for a hard copy to be sent to them.

3.5 Outlook for 2004/2005

Telstra’s top commercial priority is maximising the performance of our domestic franchise through improving the customer experience of Telstra. The company’s commitment is to deliver for our customers and the commitment has never been stronger.

Telstra anticipates that in 2004/05:

•	underlying revenue growth will be positive in 2004/2005 and on a trajectory consistent with the company’s goal of achieving industry growth levels during 2006;

•	service will be a priority and customer satisfaction trends are expected to improve;

•	underlying operating margins will be maintained;

•	planned domestic CAPEX will be around $3 billion plus any additional expenditure arising from the recently announced Hutchison 3G infrastructure sharing arrangement;

•	bolt-on acquisitions must meet strict financial criteria; and

•	emphasis will be on free cash flow and capital returns to shareholders.

Telstra will release its 2004/2005 First Quarter Market Update on 20 October 2004.

Electronic copies of this release can be found at www.telstra.com.au/communications/calendar /index.cfm

1 $4.05 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.9 for an explanation of how the Buy-Back Price will be determined.

Telstra Corporation Limited

4. Additional information on the Buy-Back

This section sets out further details of the Buy-Back including important information for joint shareholders, trustees and nominees.

Telstra Buy-Back Tender 2004

4.1 Size of the Buy-Back

ASIC has granted Telstra an exemption under subsection 257D(4) of the Corporations Act to permit Telstra to conduct the Buy-Back as an equal access scheme. Further details of the exemption granted by ASIC are set out in section 4.15.

Under the Corporations Act, Telstra may, without shareholder approval, buy back any number of Shares under an equal access scheme, provided that the number of voting shares bought back in the Buy-Back and in any other buy-back conducted in the last 12 months, does not exceed 10% of the smallest number, at any time during the 12 months preceding the Buy-Back, of votes attaching to Telstra’s voting shares. Although this limit would permit it to buy back around 1,024.6 million Shares, Telstra will not buy back more than 200 million Shares under this Buy-Back, and retains the discretion to buy back any lesser number of Shares.

4.2 Restrictions on Tender acceptances

Telstra will not accept any Tender which it may not lawfully accept or which, if accepted, would give rise to an illegal or unenforceable Buy-Back Contract or a Buy-Back Contract which Telstra cannot otherwise lawfully perform.

Section 8AB of the Telstra Corporation Act 1991 (Cth) (Telstra Corporation Act) provides that the Commonwealth must retain the majority ownership (50.1%) of Telstra. It is not currently known whether the Commonwealth will participate in the Buy-Back. The Commonwealth did not participate in the 2003 Buy-Back. An Invitation will be made to the Commonwealth as one of Telstra’s shareholders. To the extent necessary, Telstra will not accept any Tender from the Commonwealth, if acceptance would cause a contravention of the Telstra Corporation Act.

Section 8BH of the Telstra Corporation Act prohibits an ‘unacceptable foreign ownership situation’ in relation to Telstra. In general, such a situation would arise if foreign persons held more than 35% of Telstra’s non-Commonwealth owned Shares or any one foreign person held more than 5% of Telstra’s non-Commonwealth owned Shares. To the extent necessary, Telstra will not accept any Tender or apply the scale back mechanism if acceptance or the application of the scale back mechanism would cause a contravention of the Telstra Corporation Act.

This Invitation is not made to persons to whom the Invitation may not lawfully be made, or to persons whose participation in the Buy-Back is not permitted under the laws of the jurisdiction in which they are resident. Without limiting the rights that Telstra otherwise has in relation to Tenders, a Tender submitted by such a person will not be accepted by Telstra.

4.3 Shareholders with more than one holding of Shares

You will receive a personalised Tender Form for each separate registered holding of Shares (for example, if you hold some Shares in your name and some Shares jointly with your spouse, you will receive two Tender Forms). You may tender Shares in the Buy-Back from any or all of your separate registered holdings provided that you complete the Tender Form(s) and follow the instructions on each Tender Form for each holding you wish to tender. Any scale back that applies to Shares tendered from more than one of your registered holdings of Shares will be applied to each of those registered holdings as if they were held by different persons.

4.4 Joint shareholders

If you hold your Shares jointly with another person (for example, your spouse) you must complete and return the Tender Form in accordance with the instructions for joint holdings on the Tender Form.

4.5 Shares held by Trustees and Nominees and American Depositary Receipt (ADR) holders

Trustees and nominees who hold Shares should inform the beneficial owners of the Shares about the Buy-Back and then aggregate all Tenders received from beneficial owners. It is the responsibility of the trustee or nominee to complete an aggregated Tender Form on behalf of all beneficial owners.

Any scale back that applies to Shares tendered by trustees or nominees will be performed on a registered shareholder basis.

If you hold American Depositary Receipts (ADRs) representing Shares, you will separately be sent additional information regarding how to instruct the ADR depositary to tender your Shares if you wish to participate in the Buy-Back.

Telstra Corporation Limited

4. Additional information on the Buy-Back

4.6 Margin lending arrangements

If you hold Shares under margin lending arrangements or if they are held as security for a loan or as ACH collateral, you should ensure that your participation in the Buy-Back is permitted by those margin lending arrangements, that loan documentation or by ACH.

4.7 Shareholders who receive a pension or allowance

The effect your participation in the Buy-Back will have on your pensions or allowances (or those of your dependents) will depend upon the value of the Shares bought back, and on the level of your other income and assets. It is possible that your pension or allowance payments will not be affected at all because the social security income and assets tests allow you to have income and assets up to certain amounts without any reduction in payment. It will depend upon your particular circumstances. If you are in any doubt as to the action you should take, you should consult your professional adviser immediately.

4.8 Restrictions on the payment of Buy-Back proceeds

Telstra will pay shareholders the Buy-Back Price for each of their Shares that are bought back, unless it is prohibited from doing so.

Telstra is currently prohibited from making payments to certain political regimes, terrorist organisations and their sponsors under the Banking (Foreign Exchange) Regulations 1959 (Cth), the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth) and the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth).

4.9 Rights under this Invitation cannot be transferred

You cannot transfer your rights under this Invitation. Those rights are personal to you.

4.10 The effect of submitting a Tender

A Tender constitutes an offer to sell the tendered Shares to Telstra on the terms and conditions set out in the Buy-Back Documents. A Tender does not, of itself, constitute a binding contract for the sale of the tendered Shares and cannot be enforced against Telstra. Telstra retains the discretion to accept or reject any Tender, and may choose to reject all Tenders. If Telstra accepts your Tender, a binding Buy-Back Contract is formed between you and Telstra, and you must sell the tendered Shares back to Telstra on the terms and conditions set out in the Buy-Back Documents including the terms and conditions set out below.

By submitting a Tender Form, you:

•	offer to sell to Telstra the number of Shares nominated for sale on your Tender Form (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents) at your Tender Price(s);

•	agree that Telstra’s announcement on the Buy-Back Date is effective notice or communication of Telstra’s acceptance of those of your Tenders which are submitted at or below the Buy-Back Price or as a Final Price Tender (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents) and which are submitted in accordance with the Buy-Back Documents (or treated by Telstra as being so submitted) and which are not rejected by Telstra, and Telstra’s rejection of any of your Tenders above the Buy-Back Price. You waive any requirement to receive further notice or communication from Telstra of its acceptance or rejection of any Tender submitted by you;

•	warrant to Telstra that at any time you tender your Shares for sale in the Buy-Back, and on the Buy-Back Date, you are the registered holder of the Shares which you have tendered and that they are free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights;

•	authorise Telstra (and its officers, agents or contractors) to correct any error in or omission from your Tender Form or your Withdrawal/Amendment Form and to insert any missing details;

•	warrant to Telstra that you are a person to whom the Invitation may lawfully be made or a person whose participation in the Buy-Back is permitted under the laws of the jurisdiction in which you are resident and that you are not an Excluded Foreign Person;

•	undertake not to sell or offer to sell Shares to any other person if, as a result, you will at any time after you submit your Tender until the Buy-Back Date hold fewer Shares than the number of Shares you have tendered; and

Telstra Buy-Back Tender 2004

•	undertake that, if you breach any of these covenants, undertakings, agreements or warranties you will indemnify Telstra for all its costs arising from the breach.

You will be taken to have submitted a Tender when the Telstra Share Registry receives your signed and validly completed Tender Form or, if you have a CHESS Holding, your Tender from your controlling participant through CHESS and the Tender has not been successfully withdrawn by the Closing Date.

4.11 Telstra’s rights to accept or reject Tenders and Tender Forms

At any time, Telstra may (at its sole discretion):

•	accept or reject any Tender or Tender Form; and

•	accept or reject a Tender not made on the terms and conditions set out in the Buy-Back Documents, or a Tender Form not submitted in accordance with the procedures set out in the Buy-Back Documents.

Telstra may do each of these things in relation to all or some of the Tenders or the Tender Forms it receives, in its absolute discretion.

4.12 Telstra’s right to vary dates and times

Whilst Telstra does not anticipate changing any of the dates and times set out in the Buy-Back Documents (including, without limitation, the Closing Date and the Buy-Back Date), it reserves the right to do so without notifying you.

4.13 Telstra’s right to adjust Tenders

You are entitled to sell in the Buy-Back the lesser of:

(a)	the number of Shares registered in your name on Friday, 8 October 2004 (and, in accordance with the ASTC Settlement Rules conferring an entitlement to participate in the Buy-Back); and

(b)	the number of Shares you hold as of the Closing Date, (your ‘Entitled Shares’).

If you submit one Tender of more than your Entitled Shares and Telstra accepts your Tender, Telstra will buy back only the number of your Entitled Shares.

If you submit more than one Tender and, in aggregate, you have tendered more than your Entitled Shares, Telstra will buy back only the number of your Entitled Shares in the following order of priority:

(a)	Telstra will first buy back your Entitled Shares from your Tender submitted at your lowest Tender Price which is at or below the Buy-Back Price; and

(b)	if, after the application of (a), you have Entitled Shares remaining, Telstra will next buy back your Entitled Shares from your Tender submitted at your next lowest Tender Price which is at or below the Buy-Back Price and will repeat this process until all of your Entitled Shares tendered at or below the Buy-Back Price are bought back.

A Final Price Tender will be treated as a Tender at the lowest price in the range for the purposes of this provision.

4.14 Directors’entitlements

Directors are entitled to participate in the Buy-Back, but the Telstra Board has determined that selected executives involved in implementing the Buy-Back and their ‘related parties’ (as defined in the ASX Listing Rules) should not participate in the Buy-Back. As at 27 September 2004, the Directors of Telstra held or had a relevant interest in the following securities in Telstra:

Director	Shares[1]
Donald G McGauchie	35,652
Zygmunt E Switkowski[2]	135,650
John T Ralph	76,644
Samuel H Chisholm	0
Anthony J Clark	63,046
John E Fletcher	49,203
Belinda J Hutchinson	65,406
Catherine B Livingstone	26,584
Charles Macek	40,005
John W Stocker	83,956

1	These relevant interests include interests in Shares arising through superannuation funds, trusts and joint or other ownership structures.

2	Telstra’s non-executive directors do not hold options or similar equity based instruments in the company. The outstanding equity based instruments held by the Chief Executive Officer, Dr Zygmunt Switkowski, including performance rights/restricted shares, options and deferred remuneration plans are set out on page 40 of Telstra’s Annual Review 2004.

Telstra Corporation Limited

4.Additional information on the Buy-Back

4.15 ASIC and ASX Relief

ASIC has granted Telstra an exemption under subsection 257D(4) of the Corporations Act. This exemption permits Telstra:

•	to conduct the Buy-Back similarly to the conduct of an equal access buy-back in accordance with Division 2 of Part 2J.1 of the Corporations Act;

•	to use the scale back mechanism described in section 1.13;

•	to invite all shareholders to offer for sale Shares in accordance with the terms and conditions set out in the Buy-Back Documents rather than Telstra offering to buy back such Shares;

•	to invite shareholders with 600 Shares or less to offer Shares for sale only if they submit one Tender at either a specified price in the range or as a Final Price Tender;

•	to the extent necessary, not to accept any Tender from:

– the Commonwealth;or

– any other shareholder,

if acceptance would cause a contravention of the Telstra Corporation Act;

•	not to make an Invitation to, or accept any Tender received from, any Excluded Foreign Person;

•	to allow TESOP Participants to participate in the Buy-Back, notwithstanding that they are not registered holders of Shares as at the Buy-Back record date; and

•	to appoint an agent in the United States to distribute this booklet and personalised tender forms to ADR Holders, notwithstanding that they are not registered holders of Shares as at the Buy-Back record date.

The ASX has granted Telstra the following:

•	a waiver from ASX Listing Rule 7.40 to permit Telstra to despatch the Buy-Back Documents to shareholders within 10 business days after the Buy-Back record date;

•	a waiver from ASX Listing Rule 7.40 to allow TESOP Participants to participate in the Buy-Back, notwithstanding that they are not registered holders of Shares as at the Buy-Back record date by dispatching Tender Forms to them at any time between 3 and no later than 20 business days after the Buy-Back record date; and

•	a waiver from ASX Listing Rule 3.8A to permit Telstra to lodge an Appendix 3F at least half an hour before the commencement of trading on the second business day after the Closing Date rather than the business day after the Closing Date.

4.16 Privacy

Telstra is carrying out the Buy-Back in accordance with the Corporations Act. This involves the collection of personal information contained in Tender Forms to enable Telstra to process your Tender. If you do not provide this information, Telstra may be hindered in, or prevented from, processing your Tender.

The personal information collected by Telstra will only be disclosed to ASX Perpetual Registrars Limited in its capacity as share registrar of Telstra, to a print and mail service provider, to Telstra’s advisers in relation to the Buy-Back and to financial institutions in respect of payments to you in connection with the Buy-Back or as required or authorised by law.

If you wish to access the individual information collected by Telstra in relation to your shareholding, please write to Telstra, care of ASX Perpetual Registrars Limited at the mailing address set out in the Tender Form.

Telstra Buy-Back Tender 2004

5. Examples of completed Tender Forms

The following examples are provided for illustrative purposes only. Telstra is not providing any advice as to whether you should tender your Shares, or at what price(s) you should tender. Participation in the Buy-Back is entirely at your discretion. If you do not wish to participate, you do not have to do anything and the number of Shares you hold will not change as a result of the Buy-Back.
Telstra Corporation Limited

5. Examples of completed Tender Forms

5.1 Issuer Sponsored Holder tendering only at the Final Price (example only)

In the example below, an Issuer Sponsored Holder has elected to tender their entire holding (750 Shares) as a Final Price Tender. The steps taken in completing the Tender Form were as follows:

Step 1: The number of Shares tendered as a Final Price Tender (750) was noted at Box B. No entries were made in Section C as the shareholder did not wish to tender any Shares at any of the specified prices.

Step 2: The total number of Shares tendered (750) was noted at Box D.

Step 3: The shareholder signed at Box E and inserted their contact details. The completed and signed Tender Form was then mailed/delivered to the Telstra Share Registry.

Telstra Buy-Back Tender 2004

5.2 CHESS Holder tendering both at specified prices and as a Final Price Tender (example only)

In the example below, a CHESS Holder has elected to tender their entire holding at a combination of specified prices and as a Final Price Tender. The steps taken in completing the Tender Form were as follows:

Step 1: The number of Shares tendered as a Final Price Tender (1,000) was noted at Box B.

Step 2: The number of Shares tendered at the various specified prices was noted in Section C.

Step 3: The total number of Shares tendered (1,000+2,000+2,000+2,000=7,000) was noted at Box D.

Step 4: The shareholder signed at Box E, inserted their contact details and then either mailed/delivered the Tender Form, or verbally communicated their instructions, to the controlling CHESS participant.

DO NOT SEND YOUR CHESS HOLDER TENDER FORM TO THE TELSTRA SHARE REGISTRY.

Telstra Corporation Limited

6. Definitions and interpretation

6.1 Definitions

In the Buy-Back Documents unless the context otherwise requires:

ACH means Australian Clearing House Pty Limited (ABN 48 001 314 503).

ADR means an American Depositary Receipt.

ADR Holder means a holder of an ADR.

ASIC means the Australian Securities & Investments Commission.

ASTC means the ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532), the securities clearing house of the ASX.

ASTC Settlement Rules means the settlement rules of the ASTC from time to time.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Listing Rules means the ASX Listing Rules published and distributed by the ASX.

ATO means the Australian Taxation Office.

Board or Telstra Board means the Board of directors of Telstra.

Buy-Back means the buy-back of Shares by way of tender set out in the Buy-Back Documents.

Buy-Back Contract means the contract formed on the Buy-Back Date between you and Telstra if Telstra accepts your Tender.

Buy-Back Date means the date and time Telstra announces to the ASX the Buy-Back Price, the total number of Shares to be bought back and the details of any scale back.

Buy-Back Documents means this booklet, the Tender Form and the Withdrawal/Amendment Form.

Buy-Back Price means the price at which Telstra will buy back Shares from Tenders it accepts in the Buy-Back.

Buy-Back record date means 8 October 2004.

Capital Gains Tax Value for the purposes of the Buy-Back means:

Closing S&P/ASX200 Index on the Closing Date
$4.85 X
3,508.5

as explained in section 2.1.

CGT means capital gains tax.

CHESS means the Clearing House Electronic Subregister System.

CHESS Holder means a holder of Shares on the CHESS subregister of Telstra.

CHESS Holding means a holding of Shares on the CHESS subregister of Telstra.

Closing Date means 7pm Melbourne time on Friday, 12 November 2004 for all shareholders on the Australian register, and 7pm New Zealand time on Friday, 12 November 2004 for all shareholders on the New Zealand register, unless the Board announces a later date.

Commonwealth means the Commonwealth of Australia.

Corporations Act means the Corporations Act 2001 (Cth).

EBIT means earnings before interest and tax.

EBITDA means earnings before interest, tax, depreciation and amortisation.

Excluded Foreign Person means any person holding Shares:

(a)	to whom Telstra would be prohibited from paying money pursuant to:

(i)	Banking (Foreign Exchange) Regulations 1959 (Cth);

(ii)	Part 4 of the Charter of the United Nations Act 1945 (Cth);

(iii)	Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth);

(iv)	Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth); or

(v)	any other act, rule or regulation prohibiting Telstra from making payments to foreign persons;

(b)	to whom the Invitation may not be lawfully made under the laws of the jurisdiction in which they are resident; or

(c)	whose participation in the Buy-Back is not permitted under the laws of the jurisdiction in which they are resident.

Final Price Tender means a Tender in which the shareholder elects to receive the Buy-Back Price, whatever Telstra determines it to be.

Invitation means the invitation by Telstra to its shareholders to offer to sell Shares, as set out in the Buy-Back Documents.

Issuer Sponsored Holder means a holder of Shares on the issuer sponsored subregister of Telstra.

Issuer Sponsored Holding means a holding of Shares on the issuer sponsored subregister of Telstra.

Liquid Interest-Bearing Assets means cash at bank and on hand, bank deposits, bills of exchange and short term debt instruments.

NZX means New Zealand Exchange Limited.

Priority Allocation means 400 Shares or such lesser number of Shares as is required to ensure that Telstra is able to buy back only the number of Shares it determines to buy back.

Priority Tender means a Tender submitted by a shareholder who tenders all of their Shares at the Buy-Back Price, below the Buy-Back Price and/or as a Final Price Tender and who would have a Small Holding (600 Shares or less) as a result of the scale back and Priority Allocation.

Shares means fully paid ordinary shares in the capital of Telstra on issue as at Friday, 8 October 2004.

Small Holding means a holding of fewer than or equal to 600 Shares.

Telstra means Telstra Corporation Limited (ABN 33 051 775 556).

Telstra Corporation Act means Telstra Corporation Act 1991 (Cth)

Telstra Group means Telstra and its subsidiaries.

Telstra Share Registry means the share registry of Telstra maintained by ASX Perpetual Registrars Limited (ABN 54 083 214 537).

Tender means a shareholder’s offer to sell nominated Shares back to Telstra at a Tender Price and on the terms and conditions set out in the Buy-Back Documents as amended in accordance with the procedures set out in this Buy-Back booklet.

Tender Form means the form of offer by a shareholder to sell nominated Shares to Telstra which is enclosed with this booklet and includes a Tender Form amended in accordance with the procedures set out in the Buy-Back Documents.

Tender Period means the period within which shareholders may lodge, withdraw or amend a Tender in accordance with the Buy-Back Documents.

Tender Price means one of the specified prices (from $4.05 to $4.65 per Share set out on the Tender Form) or, where a Final Price Tender is submitted, the Buy-Back Price.

TESOP 97 means the Telstra Employee Share Ownership Plan 1997.

TESOP 99 means the Telstra Employee Share Ownership Plan 1999.

TESOP 97 Loan means the loan from Telstra under TESOP 97.

TESOP 99 Loan means the loan from Telstra under TESOP 99.

TESOP Loan means a TESOP 97 Loan and/or TESOP 99 Loan.

TESOP Participant means a beneficial holder of TESOP 97 Shares and/or TESOP 99 Shares.

TESOP Participation Letter means the letter accompanying this booklet if you are a TESOP Participant.

TESOP 97 Shares means Shares, which are registered in the name of the TESOP Trustee on 8 October 2004 and held on trust for a TESOP Participant under the terms of TESOP 97.

TESOP 99 Shares means Shares, which are registered in the name of the TESOP Trustee on 8 October 2004 and held on trust for a TESOP Participant under the terms of TESOP 99.

TESOP Shares means TESOP 97 Shares and/or TESOP 99 Shares.

TESOP Trustee means Telstra ESOP Trustee Pty Limited (ACN 080 180 285).

Withdrawal/Amendment Form means the form entitled ‘Tender Withdrawal/Amendment Form’, available on request from the Telstra Share Registry, that is required to withdraw or amend a Tender.

you or shareholder means a holder of Shares in Telstra.

6.2 Interpretation

In the Buy-Back Documents, unless the context otherwise requires:

•	the singular includes the plural, and vice versa;

•	words importing one gender include other genders;

•	other parts of speech and grammatical forms of a word or phrase defined in this document have a corresponding meaning;

•	terms used in the Buy-Back Documents and defined in the Corporations Act have the meanings ascribed to them in the Corporations Act;

•	a reference to currency is to Australian dollars; and

•	a reference to time is to Melbourne time.

The postal acceptance rule does not apply to Tenders. This Invitation, your Tender, and any Buy-Back Contract are governed by the laws of Victoria, Australia.

© Telstra Corporation Limited (ABN 33 051 775 556) 2004. ™ Trade mark of Telstra Corporation Limited. ® Registered trade mark of Telstra Corporation Limited.

West End Press Melbourne A.B.N. 52 004 492 237 22 Henderson Road, Knoxfield, Victoria, 3180 Australia Telephone 03 9764 2200 Facsimile 03 9764 2121	West End Press Sydney A.B.N. 52 004 492 237 Unit B, 10-16 South Street, Rydalmere, NSW, 2116 Australia Telephone 02 8845 0555 Facsimile 02 8845 0567

PLEASE CHECK PROOF THOROUGHLY

ONCE PROOF IS SIGNED, NO REPSONSIBILITY WILL BE ACCEPTED BY THE COMPANY
FOR ERRORS OR OMISSIONS, PARTICULARLY IN THE CASE WHERE PROOFS ARE
GENERATED FROM COMPUTER DISCS, FILM OR ARTWORK SUPPLIED BY THE CLIENT.

Your job has been scheduled. Delays in returning this proof could affect the delivery date.

PROOF OUT
CUSTOMER NAME: Telstra	21-Sep-2004
JOB No.
JOB DESCRIPTION: TESOP Letter	86479 (art)

WEST END PRESS SALES REPRESENTATIVE: Don Blamire

JOB QUERIES / QUESTIONS	ANSWERS

PLEASE CHECK A BOX BELOW (WITH THE HAND TOOL IN ACROBAT)

OK TO PRINT	☐	REPROOF REQUIRED	☐

PLEASE MARK ALTERATIONS CLEARLY ON PROOF PROVIDED
PRINT OUT THIS PAGE, SIGN & DATE AND FAX TO WEST END PRESS

•     MELBOURNE: (03) 9764 2121     •     SYDNEY: (02) 8845 0567     •

	/	/
CUSTOMER SIGNATURE	DATE

Telstra Corporation Limited ABN 33 051 775 556
Telstra ESOP Trustee Pty Ltd ACN 080 180 285

Telstra ESOP Registrar
C/- ASX Perpetual Registrars Limited
GPO Box 4906 V V
MELBOURNE VIC 3001
Website: www.asxperpetual.com.au/telstra
All Registry Communications to: Within Australia Phone 1300 303 199 Facsimile (03) 9615 9848 Overseas Phone +61 (3) 9615 9889 Facsimile +61 (3) 9615 9848 Email: telstra.esop@asxperpetual.com.au

28 September 2004

Dear TESOP participant

Yesterday Telstra announced the details of its planned $750 million off-market Buy-Back tender.

As a participant in the Telstra Employee Share Ownership Plan (TESOP) you are the beneficial owner of TESOP loan shares and/or TESOP Extra Loan Shares.These shares are held on your behalf by the TESOP Trustee and interest free loans are attached to these shares.

This year TESOP participants will be able to take part in the Buy-Back in the same manner as ordinary shareholders. If you wish to participate in the 2004 Buy-Back in respect of your TESOP shares, you can do so by exiting the relevant TESOP scheme(s) and repaying the loans by 5pm on Friday 5 November. This is a different structure from last year in which separate Buy-Back invitations were issued to TESOP participants and recognises that last year the vast majority of our TESOP participants decided to keep their TESOP shares.

If you are considering exiting TESOP so that you can participate in the Buy-Back, please contact the TESOP Share Registry on 1300 303 199 (within Australia) or +61 3 9615 9889 (outside Australia). The TESOP Share Registry will then send you a copy of the Buy-Back booklet, a Buy-Back tender form and instructions on how to pay back your TESOP loan(s) and exit the TESOP scheme(s).

Please note that if you own other Telstra shares you will also receive an invitation to participate in the Buy-Back in respect of those shares. If you decide to repay your TESOP loan(s) and tender those shares into the Buy-Back, for the purposes of the Buy-Back your relevant TESOP holding(s) will be amalgamated with any other Telstra shares you own that are registered on the same Securityholder Reference number (SRN) printed above.

It is important to understand that the financial consequences of tendering your TESOP Shares into the Buy-Back depend on your own individual circumstances. By paying out your TESOP loan(s) you will be exiting TESOP before you may otherwise have to and you will lose the benefit of your interest free TESOP loan(s). If you successfully tender your TESOP 99 Shares into the Buy-Back the amount you receive will be less than the amount you repaid under the loan.

Participation in the Buy-Back is voluntary and you should seek professional advice before tendering your TESOP shares in the Buy-Back.

Yours sincerely

Douglas Gration Company Secretary

Are your payment instructions up to date?

Your dividends will be paid according to the payment instructions held by the Telstra Share Registry at record date.

Sometimes a shareholder may have changed their payment instructions and not advised the Telstra Share Registry by record date. If, after the dividend is paid Telstra is advised by your financial institution that your nominated account has been closed, we will write to you and ask you to update your payment instructions. Once your new details have been received and recorded, the payment will be made in accordance with your new information.

Are your address details correct?

Every year, many thousands of items are returned to our office as unclaimed. You may be missing out on important information about your Company or details about your shareholder payments.

Should you have changed or are considering changing your address, please remember to update the details recorded against your shareholding(s).

Updating your personal details?

It is quite easy to update your shareholder details online, you can update:

•	payment instructions;

•	address details;

•	Tax File Number or Exemption notification; and

•	shareholder communications.

Just visit the Telstra Share Registry website at
www.asxperpetual.com.au/telstra.

Please call the Telstra Employee Share Plan enquiry line on 1300 303 199 should you need to know more about how to change your address details or have any other enquiries regarding your employee holding(s).

To the holders of American Depositary Shares (“ADSs”), each ADS representing five ordinary shares of Telstra Corporation Limited (“Telstra”):

Telstra has notified The Bank of New York, as Depositary (the “Depositary”) for the ADSs, that it is conducting a share buy-back of up to approximately A$750 million (“Buy-Back”) in which holders of ADSs are entitled to participate. Telstra has appointed The Bank of New York as tender agent (the “Tender Agent”) for the Buy-Back with respect to ADSs only. Participation in the Buy-Back is optional.

The Buy-Back is described in detail in the attached Buy-Back Booklet. This letter and the attached Tender Form describe how holders of ADSs may participate in the Buy-Back. ADS holders are encouraged to read this letter, the Buy-Back Booklet and the attached Tender Form carefully and, if in doubt as to any action that should be taken, consult with their financial advisor. In particular, the tax implications of participating in the Buy-Back may differ depending on the particular circumstances of an ADS holder. ADS holders are advised to seek their own tax advice to take into account their particular circumstances.

ADS holders should note that the provisions applicable to shareholders with 600 shares or less described in the Buy-Back Booklet are not applicable to holdings of 120 ADSs or less. That is, holders of 120 ADSs or less are not obliged to tender their ADSs in one parcel, nor will they be treated differently from other ADS holders should Telstra adopt a scale back mechanism in relation to the Buy-Back. ADS holders should also note that all examples in the Buy-Back Booklet are in respect of Telstra ordinary shares rather than ADSs.

As described in Section 4.5 of the Buy-Back Booklet, ADS holders should also note that the terms of the Buy-Back apply to the registered holders of Telstra ordinary shares. There is no actual Buy-Back of ADSs but rather, by completing the attached Tender Form and delivering it to the Tender Agent, ADS holders give instructions for the tender of the underlying Telstra ordinary shares. However for ease of reference the term tender or sale of ADSs is used in this letter and the enclosed Tender Form and Withdrawal/Amendment Form. In the case of the ADSs, the registered holder of the shares evidenced by the ADSs is the Depositary’s custodian. The custodian will be required to aggregate all instructions it receives in accordance with Section 4.5 of the Buy-Back Booklet. As a consequence, the Priority Allocation and Priority Tender provisions described in Sections 1.14 and 1.15 of the Buy-Back Booklet will not apply to ADS holders.

Eligibility

In order to participate, you must follow the instructions regarding participation described in the attached Buy-Back Booklet and below. Please note that the Buy-Back Booklet record date of October 8, 2004 (the “Record Date”), established to determine the shareholders entitled to participate in the Buy-Back, is not of direct relevance to the ADS holders. All ADS holders will be entitled to participate in the Buy-Back even if they acquired their ADSs after the Record Date.

Important Dates

Monday, October 25, 2004	Tender Period opens

Thursday, October 28, 2004	Annual General Meeting

Wednesday, November 10, 2004 at 5:00pm (New York City time)	Date by which the Tender Agent must receive your instructions to tender ADSs in the Buy-Back

Monday, November 15, 2004	Announcement of the Buy-Back Price and the number of Shares bought back

Tuesday, November 23, 2004	Dispatch/crediting of Buy-Back proceeds to participating shareholders commences (i.e., proceeds are sent to the Depositary’s custodian)

Unless otherwise specified, all references are to Melbourne, Australia time.

Telstra does not anticipate changing any of these dates. However, it reserves the right to vary them.

Process

Enclosed is a Tender Form for ADS holders which, if you wish to participate in the Buy-Back, must be properly executed and delivered to the Tender Agent on or before 5:00 p.m. (New York City time) on November 10, 2004. If no Tender Form is received, or if a Tender Form is not properly completed or received in a timely manner, the Tender Agent will assume the holders of those ADSs have not elected to participate in the Buy-Back.

If you wish to participate in the Buy-Back, you are required to nominate on the Tender Form the number of ADSs you wish to tender, along with your tender price for those ADSs. The tender price of ADSs must be within the range of A$20.25 (which equates to 5 times the tender price of A$4.05 per Telstra share) and A$23.25 (which equates to 5 times the tender price of A$4.65 per Telstra share) per ADS or alternatively you may submit a final price tender which indicates you are willing to sell your ADSs at five times the buy-back price for the Telstra shares, whatever the buy-back price is determined to be under the tender process. Also, the buy-back price for Telstra shares will not exceed the Capital Gains Tax Value, as described further in Section 2.1 of the Buy-Back Booklet. Accordingly, the price per ADS will not exceed five times the Capital Gains Tax Value. We recommend you review Sections 1.9 and 1.31 in the Buy-Back Booklet regarding tender price while making these determinations. The Buy-Back Price may be lower than the price at which you may be able to sell your ADSs on-market through the New York Stock Exchange. Telstra expects the Buy-Back Price to be toward the bottom end of the tender range.

If you wish to withdraw the tender of your ADSs or amend the number or tender price of the ADSs tendered, please complete the Withdrawal/Amendment Form for ADS Holders which is also enclosed. The effect of amending your tenders by submitting a Withdrawal/Amendment Form for ADS Holders with the Withdrawal box checked will be to withdraw all of your tenders. The effect of checking the Amendment box will be to withdraw all of your tenders and replace them with the tenders detailed on the Withdrawal/ Amendment Form for ADS Holders.

If you are the registered holder of ADSs, but not the beneficial owner of them (i.e., you are a nominee, custodian or other intermediary), please make this information available to the beneficial owners immediately.

If you have any general questions regarding the Buy-Back, please call the Telstra Buy-Back enquiry line on 011 61 3 9615 9199. If you have any questions regarding tendering ADSs in the Buy-Back, please call our information agent D.F. King & Co., Inc. at (212) 269-5550 (banks and brokerage firms) or (800) 207-3158 (all others).

Telstra Corporation Limited

Dated: [•], 2004

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